FILED PURSUANT TO

RULE 424 (a)

REGISTRATION NO.: 333-115860

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 7, 2004

2,550,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock and the selling stockholder identified in this prospectus is offering 50,000 shares of our common stock. The underwriters also have an option to purchase from us up to an additional 382,500 shares of our common stock to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock is traded on the Nasdaq National Market under the symbol “PSAI”. On June 4, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $13.04 per share.

Investing in our common stock involves risks. Before buying any shares, you should carefully read the discussion of material risks associated with investing in our common stock contained in “ Risk Factors” beginning on page 6 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Us (Before Expenses)	$	$
Proceeds to Selling Stockholder (Before Expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about             , 2004.

Jefferies & Company, Inc.	Needham & Company, Inc.

Avondale Partners

The date of this Prospectus is             , 2004.

You should rely only on the information contained in this prospectus, including the information incorporated by reference. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained or incorporated by reference herein is correct as of any time after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The information contained in the following summary is described in more detail later in this prospectus. This summary provides an overview of material information and does not contain all the information you should consider before deciding to purchase shares of our common stock. Therefore, you should read the more detailed information set forth in this prospectus, including “Risk Factors,” and the information incorporated by reference in this prospectus before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of many factors, including those described under the headings “Risk Factors” and “Special Note on Forward-Looking Statements” and elsewhere in this prospectus. As used in this prospectus, references to “we,” “our,” “us” and “our company” refer to Pediatric Services of America, Inc. and its subsidiaries, unless the context requires otherwise; and references to a particular fiscal year refer to our fiscal year ending September 30 of that particular year.

Pediatric Services of America, Inc.

Our Company

We are a leading provider of home health care and related services for medically fragile and chronically ill infants and children. Management believes that we are the nation’s largest pediatric focused home health care provider. We provide children’s health care services through a network of over 120 branch offices, including satellite offices and new branch offices located in 22 states through three product lines: (i) Private Duty Nursing and Prescribed Pediatric Extended Care, or PPEC, services, (ii) Specialty Pharmacy and Infusion Therapy Services, and (iii) Respiratory Therapy and Home Medical Equipment and Services, or RTES.

Our products and services are designed to provide a high quality, lower cost alternative to prolonged hospitalization for medically fragile and chronically ill children. We provide a broad range of pediatric health care services and equipment, including nursing, respiratory therapy, rental and sale of home medical equipment, pharmaceutical services and infusion therapy services. In addition, we provide rehabilitation and therapy services in our PPEC day treatment centers for medically fragile and chronically ill children, well care services and special needs educational services for pediatric patients. We also provide case management services in order to assist the family and patient by coordinating the provision of services between the insurer or other payor, the physician, the hospital and other health care providers. As a complement to our pediatric respiratory and infusion therapy services, we also provide respiratory and infusion therapy and related services for adults.

Industry Overview

We estimate that the U.S. market for pediatric home health exceeds $5 billion. The current market for pediatric home health care products and services is heavily fragmented. This market is typically served by a large number of small entities that operate on a local or regional basis and typically provide a limited range of health care products and services. This market is also served by a small number of national home health care companies that service the pediatric market as part of a broader product and service offering. Because of the high degree of specialization and the broad scope of products and services required for effective treatment of pediatric patients, we believe that there are significant growth opportunities for a national provider offering a broad range of health care products and services focused on the home pediatric patient. The pediatric home health care market is distinct in a number of respects. Pediatric patients tend to require a higher acuity of care due to their age and the severity of their medical conditions, and consequently they generally have a relatively long length of treatment, often measured in years rather than weeks or months. Pediatric illnesses and conditions include bronchopulmonary dysplasia, digestive and absorptive diseases, congenital heart defects and other cardiovascular disorders, cancer, cerebral palsy, cystic fibrosis, obstructive and restrictive pulmonary disease, endocrinology disorders, hemophilia, orthopedic conditions and post surgical needs. In many instances, pediatric patients have multiple disorders.

Home care for pediatric patients, like home care generally, is often preferred over institutional care by patients and their parents or other care givers, as well as by payors. Patients and parents prefer home care due to the ability to care for the child in a nurturing environment with family involvement. Home care also minimizes the risk of cross-infection, eliminates privacy and safety concerns and permits a more gradual, and consequently more event-free transition of care-giving from the health care professional to the family. Payors prefer home care because it is typically much more cost-effective than institutional care.

Third-party reimbursement for pediatric home care is provided by private health insurance and governmental payors, primarily state Medicaid programs. Because of the special needs of pediatric patients, the acuity of care and the skill levels of the individual nurses or therapists providing the care, the rates charged for pediatric health care services, particularly pediatric nursing services, are generally higher than adult rates. In addition, due to the high medical acuity of pediatric patients and the large variations in patient conditions and treatment protocols, pediatric home health care is typically not reimbursed on a capitated basis.

Our Business Strategy

We provide a high quality, lower cost alternative to prolonged hospitalization for medically fragile and chronically ill children. We obtain patient referrals primarily based on quality of care and service, reputation with referring health care professionals, ability to develop and maintain contacts with referral sources and price of services. We believe that our specialization in pediatric home health care, as well as our coordinated care approach to home health care services, broadens our appeal to local health care professionals and to managed care organizations. We believe executing the following strategies will allow us to be the provider of choice in the markets we serve.

Focus on Pediatric Services.    Pediatric health care services generally are recognized as a distinct specialty within the health care industry. We have significant experience and expertise in children’s health care, particularly with respect to medically fragile and chronically ill infants and children who are dependent on sophisticated medical technology and nursing care. We believe that our pediatric focus and expertise differentiate us from other providers in that we are able to address a wide array of disease states and conditions. This capability appeals to state Medicaid programs focused on serving target populations as well as national managed care providers with diverse geographical needs. Demonstration of these synergies is the basis for the “pediatric premium” we attempt to negotiate into our pricing and future expansion of our care continuum from patient discharge through private duty nursing and PPEC services.

Provide High Quality, Cost-Effective Care.    We emphasize quality throughout our organization with respect to the provision of services, the hiring and training of clinical personnel, and the risk management practices that attempt to mitigate risk exposure. Moreover, we believe that our ability to coordinate and deliver a wide range of services within our core competencies in a non-institutional setting and our experience and expertise in caring for medically fragile and chronically ill infants and children, result in superior and cost-effective medical outcomes as demonstrated through our quality assurance and compliance programs.

Add Complementary Products and Services in Existing Markets.    In a majority of our markets, we provide only one or two of our three core service and product offerings. We seek to add complementary core products and services in certain existing markets with favorable demographics, licensure requirements and reimbursement opportunities. We intend to expand in these markets through either development of new branch offices or selective acquisitions. We believe that this will enable us to achieve the degree of density necessary to leverage our capabilities and impact payors and referral sources to maximize our profit and growth potential. Based upon experience in markets where we have more than one of our core services and products, we believe that significant competitive advantages can be realized, resulting in expanded market share and improved overall operating margins in these markets.

Enter New Markets.    We seek to expand our services and products nationwide through a combination of both development and selective acquisitions. We assess potential markets based on their demographics, Medicaid program reimbursement and managed care opportunities. We then pursue those markets with the greatest potential. We expect to expand into new markets in each of our business lines, adding complementary products and services where appropriate. We expect to augment our acquisition and development team to accelerate this expansion into new markets as well as in existing markets.

Increased Managed Care Penetration.    We continue to pursue a managed care marketing strategy that focuses on select markets with unfulfilled market share potential. Our regional managed care sales personnel work directly with branch office directors to increase local market share. Initiatives include:

•	identification of the dominant local market managed care companies and their provider networks,
•	coordination of marketing and contracting efforts,
•	development and expansion of relationships with key referral sources,
•	evaluation and qualification of patient intakes,
•	development of clinical outcome reporting to satisfy contractual obligations and demonstrate cost savings to the payor, and
•	effective coordination with local market Medicaid programs.

Our principal executive offices are located at 310 Technology Parkway, Norcross, Georgia 30092-2929, and our telephone number is (770) 441-1580. Our website can be visited at www.psakids.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus. Our website address is included in this document only as a reference.

Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	2,500,000 shares

Common stock offered by selling stockholder	50,000 shares

Common stock to be outstanding after this offering	9,460,187 shares

Use of proceeds	The purchase or redemption of all of our outstanding 10% Senior Subordinated Notes due 2008 and general corporate purposes.

Nasdaq National Market symbol	“PSAI”

The number of shares of our common stock referred to above as to be outstanding after this offering is based on the number of shares that were outstanding on May 21, 2004, but excludes as of such date:

•	1,202,826 shares of common stock issuable upon exercise of outstanding options issued by us under our stock-based employee and director compensation plans at a weighted average exercise price of $8.83; and

•	1,178,350 additional shares of common stock reserved for future issuance under our stock-based employee and director compensation plans.

Unless otherwise specifically stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with summary historical financial data of Pediatric Services of America, Inc. We have prepared this information using our consolidated financial statements for the three years ended September 30, 2003 and the six-month periods ended March 31, 2004 and 2003. The financial statements for the three fiscal years ended September 30, 2003 have been audited. The financial statements for the six-month periods ended March 31, 2004 and 2003 have not been audited. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

Operating results for the six months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2004. When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes in our annual and quarterly reports filed with the SEC, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	(Unaudited) 2003	(Unaudited) 2004
	(in thousands, except per share data)

Net revenue	$184,090	$197,459	$215,592	$106,199	$120,863
Costs and expenses:
Costs of goods and services	98,904	106,709	117,945	58,209	67,618
Other operating costs and expenses
Administrative and marketing salaries, wages and benefits	33,938	38,426	40,144	20,107	20,826
Business insurance	4,322	4,795	7,065	3,597	4,278
Overhead	13,302	14,325	15,293	7,839	8,145

Other operating costs and expenses	51,562	57,546	62,502	31,543	33,249
Corporate, general and administrative	18,021	18,266	19,031	9,375	9,973
Provision for doubtful accounts	2,866	1,930	1,475	411	2,039
Depreciation and amortization	7,272	4,069	4,054	2,073	1,778

Total costs and expenses	178,625	188,520	205,007	101,611	114,657

Operating income	5,465	8,939	10,585	4,588	6,206
Other income	32	—	56	43	4
Early extinguishment of debt	3,396	417	100	31	—
Interest income	607	167	138	66	49
Interest expense	(4,013)	(2,766)	(2,429)	(1,270)	(1,115)

Income from continuing operations before income tax expense (benefit)	5,487	6,757	8,450	3,458	5,144
Income tax expense (benefit)	—	(6,943)	3,323	1,360	1,995

Income from continuing operations	5,487	13,700	5,127	2,098	3,149

Gain on disposal of discontinued operations, net of tax	—	361	—	—	—

Net income	$5,487	$14,061	$5,127	$2,098	$3,149

Net income per share data:
Basic	$0.82	$2.07	$0.75	$0.31	$0.46
Diluted	$0.79	$1.97	$0.72	$0.30	$0.43

Weighted average shares outstanding:
Basic	6,683	6,791	6,861	6,852	6,901
Diluted	6,935	7,150	7,096	7,071	7,340

	As of September 30,			As of March 31, 2004
	2001	2002	2003	Actual	As Adjusted(1)
Balance sheet data:	(in thousands)
Cash and cash equivalents	$15,259	$10,990	$9,171	$5,291	$14,413
Accounts receivable, less allowances for doubtful accounts	31,456	32,412	37,043	45,540	45,540
Long-term obligations, including current maturities	32,414	24,836	20,693	20,676	326
Total stockholders’ equity	41,150	55,774	61,063	64,495	94,048

(1)	As adjusted to give effect to our receipt of the net proceeds from our sale of 2,500,000 shares of our common stock in this offering at an assumed offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and our redemption of all of our outstanding 10% Senior Subordinated Notes due 2008 as if such redemption had occurred on March 31, 2004.

RISK FACTORS

Before purchasing these securities, you should carefully consider the following risk factors, as well as other information contained in or incorporated by reference in this prospectus, to evaluate an investment in the securities offered by this prospectus. The risks and uncertainties described below are those that we currently believe may materially affect our company. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect our company in the future. If any of the risks discussed below actually occur, our business, financial condition, operating results, cash flows or prospects could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to our Business

Changes in reimbursement rates or policies, including as a result of legislative and regulatory actions, may have a material adverse effect on our revenues or profitability.

The profitability of our business depends on payment and reimbursement from governmental and nongovernmental third-party payors. During the year ended September 30, 2003, we derived approximately 52% of our net revenue from commercial third-party and selected private payors, and 40% from Medicaid and 8% from Medicare. Federal and state governments as well as commercial third-party and selected private payors have taken and continue to take extensive steps intended to contain or reduce the costs of health care. These steps have included, among others, reductions in reimbursement rates, changes in services covered, increased utilization review of services, negotiated prospective or discounted contract pricing and adoption of a competitive bid approach to service contracts. Cost containment efforts are expected to continue in the future. We cannot assure you that payments under state or federal governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Although home health care, which is generally less costly than hospital-based care, has benefited from many of these cost containment efforts, as expenditures in the home health care market continue to grow, governmental and private initiatives aimed at reducing the cost of health care delivery at non-hospital sites are increasing. Many state Medicaid programs, in an effort to contain the cost of health care and in light of state budgetary constraints, have reduced their payment rates and have narrowed the scope of covered services. Likewise, the Federal 1990 Omnibus Budget Reconciliation Act imposed reimbursement limits and a national rate system for home medical equipment, including respiratory equipment. Similar initiatives have been implemented in the past and such initiatives are expected to continue in the future. There can be no assurance that these initiatives will not materially and adversely affect our revenues from these sources and, consequently, our results of operations. In addition, we cannot assure you that the services that we provide and the facilities that we operate will meet or continue to meet the requirements for participation in these programs.

Our business may suffer if we lose relationships with payors.

We are highly dependent on reimbursement from non-governmental payors. During the year ended September 30, 2003, we derived approximately 52% of our net revenue from commercial third-party and selected private payors. From time to time, payors with whom we have relationships require that we and our competitors bid to keep their business, and there can be no assurance that we will be retained or that our margins will not be adversely affected when that happens. The loss of a payor relationship or an adverse change in the financial condition of a payor could result in the loss of a significant number of patients and/or the write-off of accounts receivables, which could have a material adverse effect on our business, financial condition and results of operations.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 and its related regulations may reduce amounts reimbursable for our products.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Act, passed by Congress in November 2003 and signed into law in December 2003, represents an important change to Medicare. While the more immediately visible changes mandated by the Act relate to extension of the Medicare benefit to prescription drug coverage, other aspects may impact the operations and profitability of health care providers, including us. For instance, the Act mandates a phased-in competitive bidding process for Medicare procurement of certain durable medical equipment, or DME, commencing in the ten largest Metropolitan Statistical Areas, or MSAs, in 2007, followed by the next eighty largest MSAs in 2009. Moreover, the Secretary of the Department of Health & Human Services, or the Secretary, has the authority to apply competitive bidding nationally for the highest cost, highest volume items and services and those items and services that the Secretary determines have the “largest savings potential.” There will also be at least a five year freeze in the Consumer Price Index update for reimbursement rates for DME where competitive bidding prices are not applicable. In addition, commencing in 2005, reimbursement for certain items and services (e.g., oxygen and oxygen equipment) that are not subject to competitive bidding will be capped.

Historically, Medicare reimbursement for covered drugs has been limited to 95% of the published average wholesale price, or AWP, for the drug. The Act establishes new payment limits and procedures for drugs reimbursed under Medicare Part B. Payments for inhalation drugs furnished during 2004 declined to 80% of the AWP in effect as of April 1, 2003, a reduction of approximately 15%. If these provisions of the Act are fully implemented, beginning in 2005, inhalation drugs furnished to Medicare beneficiaries would be reimbursed at 106% of the volume-weighted average selling price, or ASP, of the drug, as determined from data to be provided by drug manufacturers under a specific formula described in the legislative text. While the net payment amounts for inhalation drugs under the ASP methodology have not yet been determined, we believe that the ASP provision, if implemented, could result in payment amounts in 2005 of up to 80% lower than 2004. We do not believe that the ASP provisions contained in the Act will adequately compensate home care providers for inhalation drug therapies and, if implemented, would completely eliminate the supply of these critical respiratory medications by home care providers. The General Accounting Office, or GAO, is directed under the Act to conduct a study to examine the adequacy of reimbursement for inhalation drug therapy under the Medicare program and submit the results of the study in a report to Congress no later than December 8, 2004. We cannot predict the outcome of the GAO study or its potential impact on the implementation of the ASP provisions in 2005.

Hemophilia products were excluded from certain rate reductions for 2004, but it is not clear as to the impact of the Act, if any, on hemophilia product reimbursement in 2005 and 2006. Regulations implementing the Act have not been finalized at this time. We expect that these developments could ultimately reduce prices and margins on some of the products that we distribute which could have a material adverse effect on our business, financial conditions and results of operations.

Federal and state laws that protect the privacy of patient health information, such as HIPAA, may increase our costs, result in delays in reimbursement and limit our ability to collect and use that information.

Numerous federal and state laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including the Health Insurance Portability and Accountability Act of 1996 and related rules, or HIPAA. HIPAA’s standard transaction in data set rules mandate that covered entities, including us, transmit claims and certain related health care information in standardized formats and data sets. Compliance was required on October 16, 2003, but many payors, including most state Medicaid agencies, were not in compliance by that date. Most Medicaid agencies are running dual systems to accommodate HIPAA compliant transactions as well as non-compliant transactions. Some states, however, are running only HIPAA compliant systems and other states are not yet HIPAA compliant. There is uncertainty as to when those states using dual systems will discontinue their non-HIPAA compliant systems. These uncertainties surrounding claims processing as a result of HIPAA’s standard transaction and code set rules, which uncertainties are outside of our control, have resulted in delayed reimbursement by some payors, including Medicaid agencies. These delays were a contributing factor to the decreased cash collections in the six months ended March 31, 2004. If not corrected, these delays could have a material adverse effect on our financial position.

New patient health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we handle health care-related data and communicate with payors, and compliance with these standards could impose significant costs on us or limit our ability to offer services, thereby negatively impacting the business opportunities available to us. If we do not comply with existing or new laws and regulations related to patient health information we could be subject to monetary fines, civil penalties or criminal sanctions.

We may not be able to collect reimbursements for our products and services from third-party payors in a timely manner.

We are responsible for submitting reimbursement requests to third-party payors and collecting the reimbursements, and assume the financial risks relating to uncollectible and delayed reimbursements. In the current health care environment, we may experience difficulties in collecting reimbursements because third-party payors may seek to reduce, by appeal or otherwise, or delay reimbursements to which we are entitled for products and services that we have provided. Our business may be characterized by delays in reimbursement from when we provide products and services to when we receive the reimbursement or payment for these products and services. This timing delay may cause working capital shortages from time to time. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our results of operation and liquidity. We cannot assure you that trends in the industry will not further extend the collection period and adversely impact our working capital or that our working capital management procedures will successfully mitigate this risk.

Our business is subject to reimbursement risks due to difficulties in the implementation of the Georgia Medicaid Multi Health Network system.

Georgia Medicaid is an important customer of ours and represents approximately 6% of our annual billed revenue. Due to numerous setbacks with the Georgia Medicaid Multi Health Network system, since the implementation date of April 1, 2003, Georgia Medicaid has been making prospective payments in lieu of final claim resolution to a number of its providers. Most of these payments do not contain adequate information to properly apply and reconcile our account receivable balances. Given the significance and complexity of these issues and the need to rely on Georgia Medicaid to provide the resources necessary to achieve resolution, we deemed it necessary to significantly increase our provision for doubtful accounts in the three and six months ended March 31, 2004 as compared to the three and six months ended March 31, 2003. If these issues are not resolved, our business may be materially adversely affected.

Our business is highly regulated — extensive or frequent changes in regulations could adversely affect our business.

Our business is subject to extensive and frequently changing state and federal regulation. We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other federal sources;

•	adequacy and medical necessity of medical care;

•	adequacy of documentation of services provided;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	licensure;

•	operating policies and procedures;

•	addition of facilities and services (including certificates of need); and

•	pharmacy operations.

New laws and regulations are enacted from time to time to regulate new and existing services and products in the home health care industry. Because many of these laws and regulations are relatively new and are complex, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. Changes in the law or new interpretations of existing laws also could have an adverse effect on our methods and costs of doing business.

Failure to comply with applicable regulations will subject us to fines, penalties or expulsion from participation in government programs.

As part of the extensive federal and state regulation of our business, we are subject to audits, examinations and investigations by or at the direction of governmental investigatory and oversight agencies. Failure by us to comply with applicable laws and regulations could adversely affect our ability to continue to provide, or receive reimbursement for, our products and services and also could subject us and our officers to civil and criminal penalties. Such investigations and suits could result in significant financial sanctions or exclusion from participation in Medicare, Medicaid and other federal and state health care programs. Recently, enforcement of federal fraud and abuse laws, and regulatory scrutiny generally, have increasingly focused on the home health care industry. There can be no assurance that we will not become the subject of a regulatory or other investigation or proceeding or that we will not encounter regulatory impediments that could adversely affect our ability to open new branch offices and to expand the services currently provided at our existing branch offices. There can be no assurance that current or future government regulation will not have an adverse effect upon our business.

We are highly dependent on our relationship with a limited number of biopharmaceutical suppliers and the loss of any of these relationships could significantly impact our ability to sustain or grow our revenues.

Approximately 31% of our revenue in fiscal year 2003 was derived from the Pharmacy segment. A substantial majority of our product was purchased from a few biopharmaceutical suppliers. Any termination or adverse adjustment to any of these relationships could have a material adverse effect on a significant portion of our business, financial condition and results of operations.

Our business could be harmed if the supply of any of the products that we distribute becomes scarce.

The biopharmaceutical industry is susceptible to product shortages. The availability of some of the products that we distribute, such as hemophilia factor and growth hormone, have been constrained from time to time. There was also an industry wide recombinant factor VIII product shortage that existed for some time, as a result of the manufacturers being unable to increase production to meet rising global demand. If these products, or any of the other drugs that we distribute, are in short supply for long periods of time, our business could be harmed.

We depend on the efforts of health care professionals, the loss of whose services could adversely affect our business.

We are highly dependent upon our staff of professional nurses, respiratory therapists and pharmacists. Competition for health care professionals who possess the skills, experience and licenses necessary to meet the requirements of our patients is strong, and salaries and benefit costs relating to these professionals have risen. The loss of key personnel or the inability to attract, retain or motivate sufficient numbers of qualified health care professionals could adversely affect our business. Although we generally have been able to meet our staffing requirements for nurses, respiratory therapists and pharmacists, an increase in competition in the future could have a material adverse effect on our profitability and on our ability to maintain or increase our patient base at certain or all of our branch offices. An inability to continue to increase the number of professionals we recruit would adversely affect our potential for growth. The cost of attracting health care professionals and providing them with attractive benefit packages may be higher than anticipated and, as a result, our profitability could decline. Moreover, if we are unable to attract and retain these professionals, the quality of our services may decline and, as a result, we could lose patients.

We rely on a few key executives and other employees whose absence or loss could adversely affect our business.

We depend on a few key executives, and the loss of their services could materially adversely affect our company. We do not maintain “key person” life insurance policies on any of those executives. As a result, we are not insured against the losses resulting from the death of our key executives. Further, we must be able to attract and retain other qualified, essential employees for our technical operating and professional staff, such as pharmacists. If we are unable to attract and retain these essential employees, our business could be harmed.

We participate in a highly competitive market and competitive pressures may result in a decrease in our revenues and profitability.

The markets for our health care services are highly competitive and are divided among a large number of providers, some of which are national providers, but most of which are either regional or local providers. In addition to competing with other home health care companies focusing on providing services to pediatric patients, we compete with several large national home health care companies that, while not focusing primarily on the pediatric patient, provide pediatric home health care services as part of a broader service offering. Certain of our competitors and potential competitors have significantly greater financial, technical and marketing/sales resources than we have and may, in certain locations, possess licenses or certificates that permit them to provide services that we cannot currently provide. The competitors also may undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and clients. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share. There can be no assurance that we will not encounter increased competition in the future that could limit our ability to maintain or increase our business and could adversely affect our operating results.

Our business involves a major risk of lawsuits for product and malpractice liability, which our insurance may not be adequate to cover, that could increase the risk of our business.

As a result of operating in the health care industry, our business entails an inherent risk of lawsuits alleging malpractice, product liability or related legal theories, which can involve large claims and significant defense costs. We are, from time to time, subject to such suits. We recently renewed our insurance program for medical malpractice, commercial and general liability coverage. This insurance coverage is provided under a “claims-made” policy which provides, subject to the terms and conditions of the policy, coverage for certain types of claims made against us during the term of the policy and does not provide coverage for losses occurring during the terms of the policy for which a claim is made subsequent to the termination of the policy. Per claim deductible limits remained at $1.0 million. The annual aggregate limit changed from no annual aggregate to $10.0 million. The policy amount increased from $10.0 million to $15.0 million with a significant increase in annual premiums. We cannot assure you that the coverage limits of our insurance policies will be adequate to satisfy claims made against us. In addition, while we have been able to obtain liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all. In addition, we are subject to accident claims arising out of the normal operation of our fleet of vans and small trucks and we maintain insurance intended to cover such claims. A successful claim against us in excess of our insurance coverage could have a material adverse effect upon our business. Claims against us, regardless of their merits or eventual outcome, also may have a material adverse effect upon our reputation and business. In addition, our workers’ compensation insurance carrier requires a twelve month estimated loss reserve to be funded entirely with cash over the first ten months of each fiscal year.

Our business involves a major risk of workers’ compensation claims and losses, which our insurance may not be adequate to cover, that could increase the risk of our business.

As a result of operating in the home health care industry, our business entails an inherent risk of claims, losses and potential lawsuits alleging employee accidents which are likely to occur in a patient’s home. As such, these incidents are typically unwitnessed and require proactive adjustment strategies to minimize expected losses and mitigate exposure to fraudulent claims. Our policy for fiscal 2004 has a $350,000 per claim deductible. Our insurance carrier requires a twelve month estimated loss reserve to be funded entirely with cash over the first ten months of each fiscal year. This cash requirement is estimated to be $2.6 million for fiscal 2004. The insurance carrier has the right to increase this cash requirement at the end of each twelve month period if the claim experience is greater than anticipated.

Our growth strategy includes making additional acquisitions and opening new branch offices, and such acquisitions and openings could increase the risks of our business.

Acquisitions represent an element of our growth strategy. Historically, we have acquired local and regional home health care companies. In the future, we may seek to acquire health care companies and other businesses and entities that expand or are complementary to our existing business. There can be no assurance that acquisitions can be consummated or that acquired businesses can be integrated successfully into our operations. Furthermore, there can be no assurance that we will be able to obtain sufficient financing for future acquisitions. Acquisitions involve many risks, including: difficulty in identifying suitable candidates and consummating acquisitions on attractive terms; difficulty in assimilating the new operations; increased transaction costs; diversion of our management’s attention from existing operations; dilutive issuances of equity securities that may negatively impact the market price of our common stock; increased debt and other intangible assets that would decrease our earnings. There also can be no assurance that past or future acquisitions will not have an adverse effect upon our operating results, particularly in the fiscal quarters immediately following consummation of such transactions while the operations of the acquired business or assets are being integrated into our operations. We also intend to expand our operations by opening new branch offices in both new and existing markets and expanding the services currently provided at our existing branch offices. There can be no assurance that, if established, such new branch offices or service line extensions will be successful.

Our potential inability to react effectively to changes in the health care industry could adversely affect our operating results.

In recent years, the health care industry has undergone significant change driven by various efforts to reduce costs, including efforts at national health care reform, trends toward managed care, limits in Medicare coverages and reimbursement levels, consolidation of health care distribution companies and collective purchasing arrangements by office-based health care practitioners. The impact of third-party pricing pressures and low barriers to entry have dramatically reduced profit margins for health care providers. Continued growth in managed care and capitated plans have pressured health care providers to find ways of becoming more cost competitive. This has also led to consolidation of health care providers in our market areas. Our inability to react effectively to these and other changes in the health care industry could adversely affect our operating results. We cannot predict whether any health care reform efforts will be enacted and what effect any such reforms may have on us or our customers and suppliers.

Our operations could be disrupted if our management information systems fail, causing increased expenses and loss of information.

Our business depends in part upon our ability to input, store, retrieve, process and manage billing and collection information for each patient. Our internally developed system provides substantially all of our locations with immediate access to patient, contract, and payor information and supports substantially all necessary billing, cash posting, and collection services. We continue to make improvements in billing functionality to comply with payor contract requirements. We also continue to invest in upgrades to our technical infrastructure to maximize information system reliability, data integrity and disaster recoverability. There can be no assurance that our information systems will continue to perform as expected, or that further development will not be required. Failure of our management information systems to perform as expected could have a material adverse effect on our business, financial condition and results of operations.

Risk Relating to our Common Stock

The market price of our common stock may experience substantial fluctuations for reasons over which we have little or no control.

The stock price and the number of shares traded of companies in the health care and health services industry experience periods of significant volatility. Both company-specific and industry-wide developments may cause this volatility. During the second quarter of fiscal 2004 the price of our common stock fluctuated between $9.56 and $14.24. The market price of our common stock could continue to fluctuate up or down substantially based on a variety of factors, including the following:

•	future announcements concerning us, our competitors, the payors with whom we have relationships or the health care market;

•	changes in operating results from quarter to quarter;

•	sales of stock by insiders;

•	changes in government regulations;

•	news reports relating to trends in our markets;

•	acquisitions and financings in our industry; and

•	overall volatility of the stock market.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may adversely affect the market price of our common stock.

Because it is unlikely that we will ever pay dividends, you will only be able to benefit from holding our stock if the stock price increases.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. Moreover, we are prohibited from declaring dividends without the consent of our lenders under our credit agreement. Therefore, you are not likely to receive dividends in the foreseeable future, and you will only be able to benefit from holding our stock if the stock price increases.

Our stockholder rights plan, certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a change in control.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors. In addition to our stockholder rights plan, some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws as well as Delaware law may be deemed to have an anti-takeover effect or may delay or make more difficult an acquisition or change in control not approved by our Board of Directors, whether by means of a tender offer, open market purchase, a proxy contest or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change in control, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, including risk factors described under the caption “Risk Factors” above, contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “plan,” “could,” “should” and “continue” and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. These statements are only predictions and you should not unduly rely on them. Our actual results may differ, perhaps materially, from those anticipated in these forward-looking statements made or incorporated by reference in this prospectus as a result of a number of factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus:

•	changes in reimbursement rates or policies;

•	payor relationships;

•	changes in health care regulations, including changes resulting from the recently enacted Medicare Prescription Drug Act and HIPAA;

•	the ability to assimilate and manage previously acquired operations;

•	the ability to collect accounts receivables for products and services we provide, including receivables related to acquired businesses and receivables under appeal;

•	the ability to hire and retain qualified health care professionals;

•	the ability to comply with and respond to billing requirements issues, including those related to our billing and collection system;

•	the availability and cost of medical malpractice, worker’s compensation and employee medical benefit insurance;

•	reduced state funding levels and nursing hours authorized by Medicaid programs;

•	adverse litigation results;

•	competitive factors;

•	changes in industry practices; and

•	general economic conditions.

You should also consider carefully the statements under “Risk Factors” in this prospectus and other sections of the documents incorporated by reference into this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. Any forward-looking statement speaks only as of the date on which that statement is made. Unless required by U.S. federal securities laws, we undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $              from the sale of the shares of common stock offered by us in this offering, based on the public offering price per share of $             , after deducting the underwriting discount and offering expenses payable by us estimated to be $             . We will not receive any of the proceeds from the sale of shares by the selling stockholder.

We intend to use approximately $21.0 million of the net proceeds of this offering to repurchase or redeem all of our outstanding 10% Senior Subordinated Notes due 2008, to which we refer in this prospectus as the Notes. The aggregate principal amount of the Notes outstanding as of the date of this prospectus is $20.4 million, and the current call premium is $0.7 million. We intend to use the balance of the net proceeds of this offering for general corporate purposes, which may include the funding of all or a portion of the costs of any acquisitions that we determine to pursue in the future, although there can be no assurances that we will be able to successfully identify or consummate any such acquisitions.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “PSAI”.

The following table sets forth, for the periods indicated, the range of high and low sales prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low
Year ended September 30, 2002
First Quarter	$8.90	$6.65
Second Quarter	$14.10	$7.82
Third Quarter	$12.05	$6.50
Fourth Quarter	$7.05	$4.62

Year ended September 30, 2003
First Quarter	$7.24	$5.25
Second Quarter	$7.50	$4.88
Third Quarter	$6.79	$4.50
Fourth Quarter	$9.75	$6.11

Year ending September 30, 2004
First Quarter	$9.99	$7.75
Second Quarter	$14.24	$9.56
Third Quarter (through June 4, 2004)	$16.20	$11.65

The last reported sale price of our common stock on the Nasdaq National Market on June 4, 2004 was $13.04. As of June 4, 2004, there were approximately 86 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends or other distributions on our common stock. We currently intend to retain our earnings, if any, and cash to finance our growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements. Currently, our credit agreement prohibits the payment of cash dividends or other distributions on our capital stock or payments in connection with the purchase, redemption, retirement or acquisition of our capital stock.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization at March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our:

•	receipt of the estimated net proceeds from our sale of 2,500,000 shares of our common stock in this offering at an estimated offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses; and

•	redemption of all of our outstanding Notes as if such redemption had occurred on March 31, 2004.

You should also refer to our historical consolidated financial statements and our unaudited pro forma consolidated statements of income, which we have included elsewhere in this prospectus.

	At March 31, 2004
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$5,291	$14,413

Total debt	$20,676	$326

Stockholders’ equity:
Preferred stock, $0.01 par value, 2,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—

Common stock, $0.01 par value, 80,000,000 shares authorized, 6,954,000 shares issued and outstanding, actual and 9,454,000 shares issued and outstanding, as adjusted	70	95

Additional paid-in-capital	49,528	79,653
Retained earnings	14,897	14,300

Total stockholders’ equity	64,495	94,048

Total capitalization	$85,171	$94,374

The table above excludes 1,212,651 shares of our common stock issuable upon the exercise of stock options outstanding under our stock-based employee and director compensation plans with a weighted average exercise price of $8.83 per share at March 31, 2004 of which 727,359 shares are exercisable with a weighted average exercise price of $10.01. The table also excludes 1,174,750 shares reserved for future issuance under our stock-based employee and director compensation plans.

The table above should be read in conjunction with “Summary Consolidated Financial Data” and our consolidated financial statements incorporated by reference in this prospectus.

This table assumes that the underwriters’ over-allotment option will not be exercised and is based on the number of shares that were outstanding on March 31, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Reportable Segment Descriptions

Our business has three reportable segments: (i) Private Duty Nursing and Prescribed Pediatric Extended Care, or PPEC, services (ii) Specialty Pharmacy and Infusion Therapy Services, and (iii) Respiratory Therapy and Home Medical Equipment and Services, or RTES. In the Nursing and PPEC segment, we provide Private Duty Nursing services to medically fragile and chronically ill infants and children in the patient’s home. In response to specific payor requests and reimbursement agreements, we have expanded nurse visit programs in selected markets. Pediatric home nursing care typically begins upon the patient’s discharge from the hospital. Under a prescription or care plan developed by the patient’s physician, our nurses and therapists monitor the condition of the child, administer medications and treatment regimens, provide tube feeding, monitor and administer pain management, provide daily care and coordinate other forms of medical care necessary for the child. Our PPEC centers provide, among other services, daily medical care and physical, occupational and other forms of therapy for medically fragile and chronically ill children. The children receive nursing supervision and/or physical, occupational and other therapies in a setting that allows for socialization and education.

In the Pharmacy segment, we provide pharmaceutical products and services for our patients in the home or physician’s office. Specialty pharmacy includes self-injectable biotech medications for chronic diseases while infusion therapy involves the intravenous administration of nutrients, antibiotics and other medications. The number of therapies that can be safely administered in the home has increased significantly in recent years because of technological innovations in infusion equipment and advances in drug therapy.

In the RTES segment, we provide rental, sale and service of home medical equipment and respiratory therapy services to pediatric and adult patients with a focus on high tech products including ventilators, oxygen concentrators, liquid oxygen systems, continuous positive airway pressure devices, bi-level respiratory assist devices, and oximetry and apnea monitors. These services are provided to patients upon their discharge from the hospital as well as after our nursing services are no longer required.

Reportable Segment Financial Results

	Fiscal Year Ended September 30,			Six Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Nursing and PPEC

Net revenue	$96,131	$99,337	$101,941	$50,673	$52,616
Costs of goods and services	56,741	60,227	61,068	30,583	31,099
Other operating costs and expenses
Administrative and marketing salaries, wages and benefits	13,999	17,258	18,391	9,089	9,798
Business insurance	2,291	2,370	4,407	2,234	2,758
Overhead	5,028	6,053	6,092	2,998	3,557

Total operating costs and expenses	21,318	25,681	28,890	14,321	16,113
Provision for doubtful accounts	793	337	196	9	515
Depreciation	522	241	286	144	167

Branch office contribution margin	16,757	12,851	11,501	5,616	4,722

Pharmacy

Net revenue	$49,010	$54,707	$66,630	$31,585	$43,487
Costs of goods and services	32,203	34,843	44,428	21,299	29,700
Other operating costs and expenses
Administrative and marketing salaries, wages and benefits	6,182	6,650	7,191	3,601	3,433
Business insurance	647	819	900	464	511
Overhead	2,412	2,471	3,246	1,760	1,478

Total operating costs and expenses	9,241	9,940	11,337	5,825	5,422
Provision for doubtful accounts	336	337	166	(13)	520
Depreciation	240	185	154	85	100

Branch office contribution margin	6,990	9,402	10,545	4,389	7,745

Respiratory Therapy, Equipment & Services

Net revenue	$38,949	$43,415	$47,021	$23,941	$24,760
Costs of goods and services	9,960	11,639	12,449	6,327	6,819
Other operating costs and expenses
Administrative and marketing salaries, wages and benefits	13,757	14,518	14,562	7,417	7,595
Business insurance	1,384	1,606	1,758	899	1,009
Overhead	5,862	5,801	5,955	3,081	3,110

Total operating costs and expenses	21,003	21,925	22,275	11,397	11,714
Provision for doubtful accounts	1,737	1,256	1,113	415	1,004
Depreciation	3,001	2,604	2,631	1,350	1,226

Branch office contribution margin	3,248	5,991	8,553	4,452	3,997

Consolidated Total
Branch office contribution margins	26,995	28,244	30,599	14,457	16,464
Corporate, general and administrative	(18,021)	(18,266)	(19,031)	(9,375)	(9,973)
Corporate depreciation and amortization	(3,509)	(1,039)	(983)	(494)	(285)

Operating income	5,465	8,939	10,585	4,588	6,206

Home Health Care Industry Events & Updates

Georgia Medicaid is an important customer of ours and represents approximately 6% of our annual billed revenue. Due to numerous setbacks with the Georgia Medicaid Multi Health Network system, since the implementation date of April 1, 2003, Georgia Medicaid has been making prospective payments in lieu of final claim resolution to a number of its providers. Most of these payments do not contain adequate information to properly apply and reconcile our account receivable balances. Given the significance and complexity of these issues and the need to rely on Georgia Medicaid to provide the resources necessary to achieve resolution, we deemed it necessary to significantly increase our provision for doubtful accounts in the three and six months ended March 31, 2004 as compared to the three and six months ended March 31, 2003.

In addition, a number of state legislatures are dealing with record budget deficits and contemplating cuts to Medicaid funding, some of which, if enacted, would further reduce reimbursement levels for services and products provided by us. Some states are considering rate or volume reductions which, if enacted, could have a significant impact on our liquidity and consolidated financial position. In an effort to impact these legislative issues, we have engaged consultants in selected markets to directly present our cost saving strategies and related rate requests to the Medicaid program. We have received notification from one state Medicaid commissioner that our reimbursement rate request will be incorporated into the agency’s fiscal year 2005 budget proposal which is currently in legislative conference. In addition, we have received a draft contract for review and a funding source has been identified with another state Medicaid commissioner to pilot a program to more rapidly discharge hospitalized medically fragile and chronically ill children into our care. These accelerated discharges should provide the state with significant cost savings and potentially motivate the state to increase the reimbursement rate for services provided by us. We have communicated to the state our willingness to close certain unprofitable branch offices if a solution cannot be found. In another state, a retroactive increase to the reimbursement rate was enacted which dictated a fixed percentage of the increase be passed through to nurse compensation. In addition, our local market staff routinely collaborate with the appropriate community and regulatory authorities on behalf of us and our patients.

The Health Insurance Portability and Accountability Act’s, or HIPAA’s, standard transaction in data set rules mandate that covered entities, including us, transmit claims and certain related health care information in standardized formats and data sets. Compliance was required on October 16, 2003, but many payors, including most state Medicaid agencies, were not in compliance by that date. Most Medicaid agencies are running dual systems to accommodate HIPAA compliant transactions as well as non-compliant transactions. Some states, however, are running only HIPAA compliant systems and other states are not yet HIPAA compliant. There is uncertainty as to when those states using dual systems will discontinue their non-HIPAA compliant systems. These uncertainties surrounding claims processing as a result of HIPAA’s standard transaction and code set rules, which uncertainties are outside of our control, have resulted in delayed reimbursement by some payors, including Medicaid agencies. These delays were a contributing factor to the decreased cash collections in the six months ended March 31, 2004. If not corrected, these delays could have a material adverse effect on our financial position.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Act, passed by Congress in November 2003 and signed into law in December 2003, represents an important change to Medicare. While the more immediately visible changes mandated by the Act relate to extension of the Medicare benefit to prescription drug coverage, other aspects may impact the operations and profitability of health care providers, including us. Among other things, the Act mandates a phased-in competitive bidding process for Medicare procurement of certain durable medical equipment, or DME, commencing in the ten largest Metropolitan Statistical Areas, or MSAs in 2007, followed by the next eighty largest MSAs in 2009. Moreover, the Secretary of the Department of Health & Human Services, or the Secretary, has the authority to apply competitive bidding nationally for the highest cost, highest volume items and services and those items and services that the Secretary determines to have the “largest savings potential.” There will also be at least a five year freeze in the Consumer Price Index update for reimbursement rates for DME where competitive bidding prices are not applicable. In addition, commencing in 2005, reimbursement for certain items and services (e.g., oxygen and oxygen equipment) that are not subject to competitive bidding will be capped at the 2002 rate or the “Median Federal Employee Health Benefit Plan Price” established in 2002, whichever is lower. Under the Act, reimbursement for infusion drugs is set at 95 percent of Average Wholesale Price, or AWP, in effect on October 1, 2003, and will then be subject to competitive bidding starting in 2007. Inhalation drugs will be paid at 85% of AWP in 2004, with 2005 reimbursement based on the Average Sales Price plus 6% for the drug, updated quarterly.

A number of other pilot programs and demonstration projects are mandated by the Act, signaling the likelihood of continued re-design of certain aspects of the Medicare program. Within the pharmacy segment, we are assessing the impact of these proposed changes to our unit dose respiratory products to determine the viability of its long term profitability. In addition, we are analyzing the impact of these reimbursement changes to our RTES segment and plan to address the proposed reductions by reducing costs, growing revenue through our managed care marketing strategies and looking for additional ways to improve productivity. While the full impact of the 2003 reforms of Medicare on us cannot yet be determined, particularly since implementing regulations have not yet been promulgated, these and other changes may have a material adverse effect on our operations and financial results. There can be no assurance that we will not face increased margin pressures from reimbursement changes.

Company Events & Updates

During fiscal 2003, our Audit Committee engaged a national accounting firm to review our current internal audit department and perform an independent assessment of the internal audit function. The purpose of this assessment was to benchmark the scope of our audit program against other health care providers and refine the reporting, assessment and resolution processes. This report was delivered to the Audit Committee in the second quarter of fiscal 2004. In subsequent discussions with management, the Audit Committee approved a plan of reorganization of the internal audit function which incorporates an enterprise approach to risk management and addresses the future role of the internal audit function.

Management will continue to assess our various growth opportunities, ranging from evaluation of acquisition alternatives in key markets, geographical expansion through the use of new branch offices, marketing initiatives’ impact on existing branch office growth, and technology improvements in order to ration capital available from operations and external financing.

Risk Management

We recognize that an enterprise risk management model is needed to effectively mitigate the variety of risk exposures inherent to the home health care business. As part of this effort we have a full-time risk manager with extensive home care nursing and occupational medicine experience to strengthen the initial incident reporting and investigation process. We expect these process refinements to positively influence claim adjustment activities and ultimately, loss history. Our Risk Committee, which is comprised of members of the Compliance, Legal, Human Resources and Risk Management Departments, continues to monitor incident reporting and claim adjustment activity, reviews existing patient census and discharges high-risk cases where legally permissible. The Risk Committee employs a multi-functional approach to its decision making process. We continue to educate location staff on risk management procedures including appropriate nurse staffing decisions and routinely communicate our results throughout our organization. In addition, the risk manager is working diligently with our former worker’s compensation carrier, and, as appropriate, with both internal and external counsels, to resolve the remaining open cases from policy years through 2001. We are also focused on resolving the open insured litigation under our previous carrier’s medical malpractice and general liability policy.

Source and Availability of Clinical Personnel

We continue to aggressively compete for nurses to staff hours ordered, retain nurses with select wage and benefit improvements and implement employee satisfaction initiatives. Management believes that case hours staffed is the most appropriate measurement of nursing activity. During the 13 weeks ending March 27, 2004, our case hours staffed increased to 749,028 as compared to 729,570 in the rolling 13 weeks ended December 27,

2003. To date, management has seen inconsistent results in a number of markets and will continue to assess and respond accordingly. Management anticipates that with ongoing utilization of the nurse scheduling system, SHINE, improvements in both un-staffed hours and gross margin levels should occur over time; however, there can be no assurance that this will occur.

Results of Operations

Results for the Six Month Period Ended March 31, 2004 Compared to the Six Month Period Ended March 31, 2003

Net Revenue.    Net revenue increased $14.7 million, or 14%, to $120.9 million in the six months ended March 31, 2004 from $106.2 million in the six months ended March 31, 2003. For the Nursing and PPEC segment, net revenue increased $1.9 million, or 4%, to $52.6 million in the six months ended March 31, 2004 from $50.7 million in the six months ended March 31, 2003. Of this growth, $0.8 million was attributable to increased PPEC revenue primarily at branch office locations which opened in fiscal 2003 and $1.1 million at Nursing locations. Pharmacy net revenue increased $11.9 million, or 38%, to $43.5 million in the six months ended March 31, 2004 from $31.6 million in the six months ended March 31, 2003. Of this growth, $8.3 million was attributable to increased census and average usage of hemophilia factor, $2.5 million was attributable to increased seasonal Synagis deliveries and $0.6 million was attributable to increased deliveries of growth hormone products. RTES net revenue increased $0.8 million, or 3%, to $24.8 million in the six months ended March 31, 2004 from $23.9 million in the six months ended March 31, 2003. In the six months ended March 31, 2004, we derived approximately 54% of our net revenue from commercial third-party and selected private payors, 39% from Medicaid and 7% from Medicare.

Costs of Goods and Services.    Costs of goods and services consist primarily of branch office nursing compensation and benefits, medical equipment, pharmaceuticals and related supplies. Costs of goods and services increased $9.4 million, or 16%, to $67.6 million in the six months ended March 31, 2004 from $58.2 million in the six months ended March 31, 2003. Costs of goods and services of the Nursing and PPEC segment increased $0.5 million, or 2%, to $31.1 million in the six months ended March 31, 2004 from $30.6 million in the six months ended March 31, 2003. Costs of goods and services as a percentage of the Nursing and PPEC segment net revenue declined to 59% in the six months ended March 31, 2004 from 60% in the six months ended March 31, 2003. The decline was primarily attributable to several factors including improved scheduling efficiencies using the SHINE scheduling system and an improved mix of reimbursement rates for the hours staffed. For the Pharmacy segment, cost of goods and services increased $8.4 million, or 39%, to $29.7 million in the six months ended March 31, 2004 from $21.3 million in the six months ended March 31, 2003. Pharmacy costs of goods and services as a percentage of net revenue increased to 68% in the six months ended March 31, 2004 from 67% in the six months ended March 31, 2003. The increase was primarily attributable to increased hemophilia factor deliveries and increased seasonal Synagis deliveries both of which had lower product level gross margins in the six months ended March 31, 2004 as compared to the six months ended March 31, 2003. For the RTES segment, cost of goods and services increased $0.5 million, or 8%, to $6.8 million in the six months ended March 31, 2004 from $6.3 million in the six months ended March 31, 2003. Costs of goods and services as a percentage of net revenue increased to 28% in the six months ended March 31, 2004 from 26% in the six months ended March 31, 2003. This increase is primarily attributable to higher consumption of disposables and supplies.

Other Operating Costs and Expenses.    Other operating costs and expenses include branch office administrative and marketing compensation and benefits, allocated business insurance costs, facility and overhead costs. Other operating costs and expenses increased $1.7 million, or 5%, to $33.2 million in the six months ended March 31, 2004 from $31.5 million in the six months ended March 31, 2003. In the Nursing and PPEC segment, other operating costs and expenses increased $1.8 million, or 13%, to $16.1 million in the six months ended March 31, 2004 from $14.3 million in the six months ended March 31, 2003. As a percentage of net revenue, the Nursing and PPEC segment costs increased to 31% in the six months ended March 31, 2004 from 28% in the six months ended March 31, 2003. The primary factors include increased allocated business insurance costs and increased labor costs at our PPEC locations. In the Pharmacy segment, other operating costs and expenses decreased $0.4 million, or 7%, to $5.4 million in the six months ended March 31, 2004 from $5.8 million in the six months ended March 31, 2003. This decrease is primarily attributable to the $0.36 million liability recorded in the six months ended March 31, 2003 for the open Medicare audit. As a percentage of net revenue these costs declined to 12% in the six months ended March 31, 2004 from 18% in the six months ended March 31, 2003. In the RTES segment, costs and expenses increased $0.3 million, or 3%, to $11.7 million in the six months ended March 31, 2004 from $11.4 million in the six months ended March 31, 2003. As a percentage of net revenue these costs decreased to 47% in the six months ended March 31, 2004 from 48% in the six months ended March 31, 2003.

Corporate, General and Administrative Costs.    Corporate, general and administrative costs increased $0.6 million, or 6%, to $10.0 million in the six months ended March 31, 2004 from $9.4 million in the six months ended March 31, 2003. The increase relates primarily to increased managed care marketing personnel and increased professional service costs. As a percentage of net revenue, corporate, general and administrative costs decreased to 8% in the six months ended March 31, 2004 from 9% in the six months ended March 31, 2003.

Provision for Doubtful Accounts.    Provision for doubtful accounts increased $1.6 million, or 396%, to $2.0 million in the six months ended March 31, 2004 from $0.4 million in the six months ended March 31, 2003. Cash collections as a percentage of net revenue were 93% and 97% in the six months ended March 31, 2004 and 2003, respectively. The primary factors for management’s decision to increase the provision for doubtful accounts was the impact of the failed implementation of the Georgia Medicaid MHN system and related support systems, the effect of payor business processes on payments to us for products and services provided, and the impact that implementation of the HIPAA regulations have had on some of our payors.

Depreciation and Amortization.    Depreciation and amortization decreased $0.3 million, or 14% to $1.8 million in the six months ended March 31, 2004 as compared to $2.1 million in the six months ended March 31, 2003. The decrease was primarily attributable to our financial system reaching the end of its depreciable life in the fourth quarter of fiscal 2003, which was partially offset by increased capital expenditures.

Interest Expense.    Interest expense decreased $0.2 million, or 12%, to $1.1 million in the six months ended March 31, 2004 from $1.3 million in the six months ended March 31, 2003. Our average debt outstanding decreased $3.6 million as we completed a transaction to repurchase a portion of our Notes.

Income Tax Expense.    Income tax expense increased $0.6 million, or 47%, to $2.0 million in the six months ended March 31, 2004 from $1.4 million in the six months ended March 31, 2003.

Results for the Fiscal Year Ended September 30, 2003 Compared to the Fiscal Year Ended September 30, 2002

Net Revenue.    Net revenue increased $18.1 million, or 9%, to $215.6 million in fiscal 2003 from $197.5 million in fiscal 2002. For the Nursing and PPEC segment net revenue increased $2.6 million, or 3%, to $101.9 million in fiscal 2003 from $99.3 million in fiscal 2002. Net revenue growth was constrained by a number of factors, including continued reductions in the authorized hours from various state Medicaid programs and the ability to recruit and retain qualified pediatric nurses. These negative impacts were offset by the acquisition of pediatric private duty nursing offices in Pennsylvania with net revenue estimated at $5.0 million in fiscal 2003 and the growth in the PPEC branch office locations. Pharmacy net revenue increased $11.9 million, or 22%, to $66.6 million in fiscal 2003 from $54.7 million in fiscal 2002. Increased hemophilia factor deliveries were the primary reason for the growth. RTES net revenue increased $3.6 million, or 8%, to $47.0 million in fiscal 2003 from $43.4 million in fiscal 2002. The majority of the net revenue growth was attributable to increased patient census across all core products and services. In fiscal 2003, we derived approximately 52% of our net revenue from commercial third-party and selected private payors, 40% from Medicaid and 8% from Medicare.

Costs of Goods and Services.    Costs of goods and services consists primarily of branch office nursing compensation and benefits, medical equipment, pharmaceuticals and related supplies. Costs of goods and services increased $11.2 million, or 11%, to $117.9 million in fiscal 2003 from $106.7 million in fiscal 2002. Costs of goods and services of the Nursing and PPEC segment increased $0.8 million, or 1%, to $61.1 million in fiscal 2003 from $60.2 million in fiscal 2002. Costs of goods and services as a percentage of the Nursing and PPEC segment net revenue declined to 59.9% in fiscal 2003 from 60.6% in fiscal 2002. The decline was primarily attributable to select Medicaid and managed care payor price increases as well as improved utilization of nurse positions that are benefit eligible. The Pharmacy segment cost of goods and services increased $9.6 million, or 28%, to $44.4 million in fiscal 2003 from $34.8 million in fiscal 2002. Pharmacy costs of goods and services as a percentage of net revenue increased to 66.7% in fiscal 2003 from 63.7% in fiscal 2002. This increase is primarily attributable to increased product acquisition costs and decreased reimbursement on select hemophilia factor products. The RTES segment cost of goods and services increased $0.8 million, or 7%, to $12.4 million in fiscal 2003 from $11.6 million in fiscal 2002. Costs of goods and services as a percentage of net revenue decreased to 26.5% in fiscal 2003 from 26.8% in fiscal 2002. This decrease is primarily attributable to lower consumption of disposables and supplies.

Other Operating Costs and Expenses.    Other operating costs and expenses include branch office administrative and marketing compensation and benefits, allocated business insurance costs, facility and overhead costs. Other operating costs and expenses increased $5.0 million, or 9%, to $62.5 million in fiscal 2003 from $57.5 million in fiscal 2002. In the Nursing and PPEC segment, other operating costs and expenses increased $3.2 million, or 12%, to $28.9 million in fiscal 2003 from $25.7 million in fiscal 2002. As a percentage of net revenue, the Nursing and PPEC segment costs increased to 28.3% in fiscal 2003 from 25.9% in fiscal 2002. The primary factors include increased allocated business insurance costs and increased facility costs from start up operations. In the Pharmacy segment, other operating costs and expenses increased $1.4 million, or 14%, to $11.3 million in fiscal 2003 from $9.9 million in fiscal 2002. This increase is primarily attributable to increased facility costs and increased administrative and marketing compensation. As a percentage of net revenue these costs declined to 17.0% in fiscal 2003 from 18.2% in fiscal 2002. In the RTES segment, costs and expenses increased $0.4 million, or 2%, to $22.3 million in fiscal 2003 from $21.9 million in fiscal 2002. As a percentage of net revenue these costs decreased to 47.4% in fiscal 2003 from 50.5% in fiscal 2002.

Corporate, General and Administrative Costs.    Corporate, general and administrative costs increased $0.8 million, or 4%, to $19.0 million in fiscal 2003 from $18.3 million in fiscal 2002. The increase relates primarily to increased managed care marketing personnel and increased professional service costs. As a percentage of net revenue, corporate, general and administrative costs decreased to 8.8% in fiscal 2003 from 9.2% in fiscal 2002.

Provision for Doubtful Accounts.    Provision for doubtful accounts decreased $0.5 million, or 24%, to $1.5 million in fiscal 2003 from $1.9 million in fiscal 2002. Cash collections as a percentage of net revenue were 99% and 100% for fiscal 2003 and 2002, respectively.

Depreciation and Amortization.    Depreciation and amortization remained relatively unchanged at $4.1 million in fiscal 2003 as compared to fiscal 2002. As a percentage of net revenue, depreciation and amortization remained relatively constant at approximately 2%.

Interest Expense.    Interest expense decreased $0.3 million, or 12%, to $2.4 million in fiscal 2003 from $2.8 million in fiscal 2002. Our average debt outstanding decreased $3.5 million as we completed several transactions to repurchase a portion of our Notes.

Income Tax Expense.    Income tax expense of $3.3 million was recorded in fiscal 2003 as compared to a net tax benefit of $6.7 million in fiscal 2002. The net tax benefit in fiscal 2002 was primarily due to the full reversal of the valuation allowance.

Results for the Fiscal Year Ended September 30, 2002 Compared to the Fiscal Year Ended September 30, 2001

Net Revenue.    Net revenue increased $13.4 million, or 7%, to $197.5 million in fiscal 2002 from $184.1 million in fiscal 2001. For the Nursing and PPEC segment net revenue increased $3.2 million, or 3%, to $99.3 million in fiscal 2002 from $96.1 million in fiscal 2001. The increase was primarily attributable to selected price increases on private duty nursing services and the impact of acquired nursing net revenues. Pharmacy net revenue increased $5.7 million, or 12%, to $54.7 million in fiscal 2002 from $49.0 million in fiscal 2001. The increase was primarily attributable to increased hemophilia factor deliveries. RTES net revenue increased $4.5 million, or 12%, to $43.4 million in fiscal 2002 from $38.9 million in fiscal 2001. The majority of the net revenue growth was attributable to increased core product volumes. In fiscal 2002, we derived approximately 50% of our net revenue from commercial third-party and selected private payors, 43% from Medicaid and 7% from Medicare.

Cost of Goods and Services.    Cost of goods and services consists primarily of branch office nursing compensation and benefits, medical equipment, pharmaceuticals and related supplies. Cost of goods and services increased $7.8 million, or 8%, to $106.7 million in fiscal 2002 from $98.9 million in fiscal 2001. In the Nursing and PPEC segment, cost of goods and services increased $3.5 million, or 6%, to $60.2 million in fiscal 2002 from $56.7 million in fiscal 2001. In response to the ongoing nursing shortage, we increased wage rates and benefit levels in select key markets. In the Pharmacy segment, cost of goods and services increased $2.6 million, or 8%, to $34.8 million in fiscal 2002 from $32.2 million in fiscal 2001. This increase is primarily attributable to increased core pharmacy product deliveries. RTES cost of goods and services increased $1.7 million, or 17%, to $11.6 million in fiscal 2002 from $10.0 million in fiscal 2001 primarily as a result of increased disposables and supply usage.

Other Operating Costs and Expenses.    Other operating costs and expenses include branch office administrative and marketing compensation and benefits, allocated business insurance costs, facility and overhead costs. Other operating costs and expenses increased $6.0 million, or 12%, to $57.5 million in fiscal 2002 from $51.6 million in fiscal 2001. The Nursing and PPEC segment increased $4.4 million, or 21%, to $25.7 million in fiscal 2002 from $21.3 million in fiscal 2001 primarily from the impact of new branch offices and acquired branch offices. Pharmacy segment increased $0.7 million, or 8%, to $9.9 million in fiscal 2002 from $9.2 million in fiscal 2001. RTES increased $0.9 million, or 4%, to $21.9 million in fiscal 2002 from $21.0 million in fiscal 2001. The increase was primarily attributable to increased administrative and marketing compensation and benefits.

Corporate, General and Administrative Costs.    Corporate, general and administrative costs increased $0.2 million, or 1%, to $18.3 million in fiscal 2002 from $18.0 million in fiscal 2001. As a percentage of net revenue, corporate, general and administrative costs for fiscal 2002 decreased slightly compared to fiscal 2001. Cost controls implemented in fiscal 2001 enabled us to substantially offset annual increases in labor and benefit costs during fiscal 2002.

Provision for Doubtful Accounts.    Provision for doubtful accounts decreased $1.0 million, or 33%, to $1.9 million in fiscal 2002 from $2.9 million in fiscal 2001. The decrease was caused by improved cash collections throughout 2002 as a result of billing process refinements and implemented changes in cash collection procedures.

Depreciation and Amortization.    Depreciation and amortization decreased $3.2 million, or 44%, to $4.1 million in fiscal 2002 from $7.3 million in fiscal 2001. We adopted the Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangibles with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Amortization expense on intangible assets with finite lives was $0.2 million and $2.5 million for fiscal 2002 and 2001, respectively. Fiscal 2001 included $2.2 million related to the amortization of goodwill.

Interest Expense.    Interest expense decreased $1.2 million, or 31%, to $2.8 million in fiscal 2002 from $4.0 million in fiscal 2001. Our average debt outstanding decreased $10.7 million during the fiscal year.

Interest Income.    Interest income decreased in fiscal 2002 as compared to fiscal 2001 as a result of lower cash balances and interest rates earned. We invested our excess cash balances in highly liquid investments.

Income Tax Benefit.    For fiscal 2002, we recorded a net tax benefit of $6.7 million primarily due to the full reversal of the previously recorded deferred tax asset valuation allowance. Management considered all available evidence, primarily focusing on scheduled reversals of deferred tax assets and liabilities and projected future taxable income. Based on this analysis, management concluded it was more likely than not that all of the net deferred tax assets would be realized. Accordingly, we reversed the remaining valuation allowance as of September 30, 2002. In accordance with SFAS No. 109, “Accounting for Income Taxes,” the net tax benefit of $6.7 million was allocated first to continuing operations by taking the tax effect of pretax income from continuing operations and adding the tax effect of the full reversal of the valuation allowance. The remaining tax expense was allocated to discontinued operations. Based on this methodology, a $6.9 million tax benefit was allocated to continuing operations and $0.2 million tax expense was allocated to discontinued operations.

Liquidity and Capital Resources

Company Events & Updates

During the six months ended March 31, 2004, we experienced negative cash flow of $3.9 million. Among the factors contributing to the negative cash flow were increased cash disbursements for pharmaceutical product purchases, increased home medical equipment purchases, prepayment of annual costs in the renewal of our medical malpractice and workers’ compensation insurance programs, payment of the semi-annual interest coupon on October 15, 2003 of our Notes and lower than anticipated cash receipts. The factors contributing to the lower than anticipated cash receipts were reduced payments from Georgia Medicaid due to their claims processing problems and reduced payments from other payors due to their HIPAA implementation issues.

Operations

Cash collections as a percentage of net revenue for the three months ended March 31, 2004 and 2003 were 95% and 96%, respectively. On a sequential basis, cash collections increased to approximately $58.2 million in the three months ended March 31, 2004 from approximately $53.8 million in the three months ended December 31, 2003.

For the six months ended March 31, 2004, we purchased approximately $2.4 million of medical equipment to service existing and new patients and approximately $0.4 million of new computers to complement the investment made in increased data bandwidth over our wide area network. We anticipate future capital expenditures for maintenance, support and enhancements of existing technology, continued investments in new branch office locations and continued home medical equipment purchases. We anticipate funding these capital expenditures with cash flow from operations or external financing.

Capital Resources

Management currently believes that our liquidity position will be adequate to satisfy our working capital requirements, professional and commercial liability insurance costs, funding of new branch office locations, funding of selected acquisitions, workers’ compensation collateral requirements, and income tax payments. Our current source of liquidity is cash on hand, cash flow from operations, and a credit agreement. We currently have in place a credit agreement with General Electric Capital Corporation. The credit agreement consists of a $10 million revolving line of credit and a $10 million acquisition line of credit. Availability of funds under both lines of credit is subject to a borrowing base calculation against our accounts receivable. We are exposed to fluctuations in cash collection results.

Risk Management

Our workers’ compensation insurance carrier requires a twelve month estimated loss reserve to be funded entirely with cash over the first ten months of each fiscal year. This cash requirement is estimated to be $2.6 million for fiscal 2004, which is reduced by the monthly loss fund payments. The insurance carrier has the right to increase this cash requirement at the end of the first twelve months if the claim experience is greater than anticipated, but to date has not indicated the need to do so for fiscal 2003. Material changes to the current workers’ compensation policy for fiscal 2004 included the deductible increasing from $0.25 million to $0.35 million. We have secured surety bonds of $2.5 million to satisfy our workers’ compensation program requirements for our former insurance carrier. The surety bonds were collateralized by $2.3 million cash posted to a third-party escrow account.

Effective January 1, 2004, we changed the nature of our employee medical benefit plan, from a guaranteed minimum premium model to a self insured model. This policy includes aggregate stop loss for claims over 115% of expected paid claims, $0.125 million specific stop loss on large individual claims and tail liability for claims presented up to six months after occurrence. The medical, dental and vision benefits are administered by a third-party carrier. While this change requires us to ultimately expose ourselves to greater risk, the self-insured model’s stop loss, aggregate loss and tail liability features provide sufficient protection such that we anticipate that there will be cost savings, as compared to the guaranteed minimum premium model coverage, but there can be no assurance that the cost savings will occur.

As a result of operating in the health care industry, our business entails an inherent risk of lawsuits alleging malpractice, product liability or related legal issues, which can involve large claims and significant defense costs. We are, from time to time, subject to such suits arising in the ordinary course of business. We currently maintain professional and commercial liability insurance intended to cover such claims. On October 1, 2003, we renewed our insurance program for medical malpractice, commercial and general liability coverage with Arch Specialty Insurance Company, rated A- by AM Best Company. Per claim deductible limits remained at $1.0 million. The annual aggregate limit changed from no annual aggregate to $10.0 million. The policy amount increased from $10.0 million to $15.0 million with a significant increase in annual premiums.

In addition, we are subject to accident claims arising out of the normal operation of our fleet of vans and small trucks, and we maintain insurance intended to cover such claims. A successful claim against us in excess of our insurance coverage could have an adverse effect upon our business. Claims against us, regardless of their merits or eventual outcome also may have an adverse effect upon our reputation and business.

Critical Accounting Policies

Net Revenue

Due to the nature of the health care industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates are the risk that they will need to be revised or updated, with the changes recorded in subsequent periods as additional information becomes available to management. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Net revenue represents the estimated net realizable amounts from patients, third-party payors and others for patient services rendered and products provided. Such net revenue is recognized as the treatment plan is administered to the patient and recorded at amounts estimated to be received under reimbursement arrangements with payors. Net revenues to be reimbursed by contracts with third-party payors are recorded at an amount to be realized under these contractual arrangements. Net revenues from Medicaid and Medicare are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants. In certain situations, the services and products are recorded separately. In other situations, the services and products are billed and reimbursed on a per diem or contract basis whereby the insurance carrier pays us one combined amount for treatment. Because the reimbursement arrangements in these situations are based on a per diem or contract amount, we do not maintain records that provide a breakdown between the service and product components.

We have developed a methodology to record the estimated net revenue as a result of the inherent time lag between certain patient treatments and input of the related information into our billing and collection system. This methodology measures relative changes in the time and overall activity level at each branch office location and aggregates these measurements to estimate the impact to consolidated net revenue. The estimated impact on net revenue from the inherent time lag was approximately 0.5% of net revenue for fiscal year ended 2003. Any unforeseen volatility to either the time or activity level at specific branch offices has the potential to significantly impact the estimate.

In other select cases, patient treatments may cease for a number of reasons including re-hospitalizations, changes in treatment needs, or death, and a time lag may exist before this information is reflected in our billing and collection system. We have developed a methodology which measures the historical experience over recent time periods and applies this methodology to reduce net revenues recognized in the current period. The estimated allowance for revenue adjustments was approximately 0.4% of net revenue for fiscal year ended 2003.

Allowance for Doubtful Accounts

In determining the adequacy of the allowance and related provision for doubtful accounts, we have developed a process that combines detailed analysis of historical collections and write-off activity with a detailed review of existing account balances meeting certain criteria and their likelihood of being collected at the amounts recorded. This detailed review involves both the assigned corporate reimbursement department personnel and the respective branch office location personnel assessing each patient claim that falls within prescribed age and amount criteria. These assessments are aggregated and compared to the results of the detailed analysis of historical collections to provide additional support to management in making the estimate of the allowance for doubtful accounts. Inherent in this estimate is the risk that it will need to be revised or updated, with the changes recorded in subsequent periods, as additional information becomes available to management.

Goodwill and Other Acquired Intangible Assets

SFAS No. 142 eliminated goodwill amortization from the consolidated statements of operations and requires an evaluation of goodwill for impairment on an annual basis, and more frequently if circumstances indicate a possible impairment. We perform our annual impairment test in the fourth quarter of each fiscal year. For these evaluations, we are using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. We completed the impairment test and, at September 30, 2003, there was no resulting impairment. Subsequent impairments, if any, would be classified as operating expense.

Intangible assets that meet certain criteria qualify for recording on the consolidated balance sheet and will continue to be amortized in the consolidated statements of operations. Such intangible assets will be subject to a periodic impairment test based on estimated fair value.

Accrued Insurance

Our insurance broker retains the services of an independent actuary to prepare in connection with our quarterly and annual financial statements an actuarial analysis of our development of reported and incurred but not reported claims for workers’ compensation, medical malpractice and employee medical benefit plans. These estimates are updated based on recent claims history and other events. Inherent in these estimates are the risk that they will need to be revised or updated, with the changes recorded in subsequent periods, as additional information becomes available to management. Accrued workers’ compensation and medical malpractice losses have been discounted at 6%.

BUSINESS

Our Company

We are a leading provider of home health care and related services for medically fragile and chronically ill infants and children. Management believes that we are the nation’s largest pediatric focused home health care provider. We provide children’s health care services through a network of over 120 branch offices, including satellite offices and new branch offices, located in 22 states through three product lines: (i) Private Duty Nursing and Prescribed Pediatric Extended Care, or PPEC, services, (ii) Specialty Pharmacy and Infusion Therapy Services, and (iii) Respiratory Therapy and Home Medical Equipment and Services, or RTES.

Our products and services are designed to provide a high quality, lower cost alternative to prolonged hospitalization for medically fragile and chronically ill children. We provide a broad range of pediatric health care services and equipment, including nursing, respiratory therapy, rental and sale of home medical equipment, pharmaceutical services and infusion therapy services. In addition, we provide rehabilitation services in our PPEC day treatment centers for medically fragile and chronically ill children, well care services and special needs educational services for pediatric patients. We also provide case management services in order to assist the family and patient by coordinating the provision of services between the insurer or other payor, the physician, the hospital and other health care providers. As a complement to our pediatric respiratory and infusion therapy services, we also provide respiratory and infusion therapy and related services for adults.

Industry Overview

Health Care Services

The current market for pediatric home health care products and services is heavily fragmented. This market is typically served by a large number of small entities that operate on a local or regional basis and typically provide a limited range of health care products and services. This market is also served by a small number of national home health care companies that service the pediatric market as part of a broader product and service offering. Because of the high degree of specialization and the broad scope of products and services required for effective treatment of pediatric patients, we believe that there are significant growth opportunities for a national provider offering a broad range of health care products and services focused on the home pediatric patient. The pediatric home health care market is distinct in a number of respects. Pediatric patients tend to require a higher acuity of care due to their age and the severity of their medical conditions, and consequently they generally have a relatively long length of treatment, often measured in years rather than weeks or months. Pediatric illnesses and conditions include bronchopulmonary dysplasia, digestive and absorptive diseases, congenital heart defects and other cardiovascular disorders, cancer, cerebral palsy, cystic fibrosis, obstructive and restrictive pulmonary disease, endocrinology disorders, hemophilia, orthopedic conditions and post surgical needs. In many instances, pediatric patients have multiple disorders.

Home care for pediatric patients, like home care generally, is often preferred over institutional care by patients and their parents or other care givers, as well as by payors. Patients and parents prefer home care due to the ability to care for the child in a nurturing environment with family involvement. Home care also minimizes the risk of cross-infection, eliminates privacy and safety concerns and permits a more gradual, and consequently more event-free transition of care-giving from the health care professional to the family. Payors prefer home care because it is typically much more cost-effective than institutional care.

Third-party reimbursement for pediatric home care is provided by private health insurance and governmental payors. Medicaid, rather than Medicare, is the primary government payor for pediatric home care. Because of the special needs of pediatric patients, the acuity of care and the skill levels of the individual nurses or therapists providing the care, the rates charged for pediatric health care services, particularly pediatric nursing services, are generally higher than adult rates. In addition, due to the high medical acuity of pediatric patients and the large variations in patient conditions and treatment protocols, pediatric home health care is typically not reimbursed on a capitated basis.

Unlike geriatric home care patients, who typically receive lower acuity care, pediatric home care patients are often treated interventionally, using technologically advanced medical equipment such as ventilators, oxygen delivery systems, feeding pumps, nebulizers, sleep apnea monitors and other respiratory equipment. Pediatric patients often also require home infusion therapy for the delivery of pharmaceuticals, especially for the treatment of hemophilia, cystic fibrosis and endocrinology disorders.

Due to the specialized care required to treat pediatric illnesses and conditions, home nursing care is most effectively delivered to pediatric patients by nurses with experience in neonatal intensive care unit, or NICU, pediatric intensive care unit, or PICU, or equivalent experience. These specialized health care professionals are experienced in treating medically fragile and chronically ill children and administering required medications and other therapies. Pediatric patients typically require home nursing in shifts, in which nursing care is delivered eight to twenty-four hours per day, in contrast to home nursing care for geriatric patients, in which nursing care is typically provided on a short duration “visiting nurse” basis.

Like pediatric patients, young adult home care patients, who range in age from 19 to 64 years, often require long-term care from private duty nurses. Young adult patients suffer from such disorders as muscular dystrophy, cystic fibrosis, hemophilia, cardiovascular disorders and cancer. Many young adult patients suffer injury and significant disabilities from accidents or other forms of trauma. Many of these disorders and illnesses require lifelong treatment. Frequently, a young adult patient receives home care as a continuation of a pediatric home care treatment regimen. A large percentage of young adult patients are covered by private health insurance, with the remainder often covered by Medicaid.

Geriatric patients (those patients age 65 years old and older) generally have shorter periods of service and shorter periods of daily care. Many geriatric patients suffer from emphysema or other pulmonary disorders requiring oxygen therapy on a continuous basis. Geriatric patients with more acute conditions are more likely to receive care in an institutional setting. Most geriatric patients are covered by Medicare for all or part of their health care needs.

Competition

The markets for our health care products and services are highly competitive and are divided among a large number of providers, some of which are national providers, but most of which are either regional or local providers. In addition to competing with other home health care companies focusing on providing services to pediatric patients, we compete with several large national home health care companies that, while not focusing primarily on the pediatric patient, provide pediatric home health care services as part of a broader service offering. Certain of our competitors and potential competitors have significantly greater financial, technical, sales and marketing resources than we have and may, in certain locations, possess licenses or certificates that permit them to provide services that we cannot currently provide.

In addition to our traditional competitors, other types of health care providers, including hospitals, physician groups and other home health agencies, have entered, and may continue to enter, our business. Among the barriers to entry that may exist in the home health industry are the requirement to acquire: certificates of need, pharmacy licenses, respiratory licenses, clinical accreditations, managed care contracts and patient referrals.

Business Strategy

We provide a high quality, lower cost alternative to prolonged hospitalization for medically fragile and chronically ill children. We obtain patient referrals primarily based on quality of care and service, reputation with referring health care professionals, ability to develop and maintain contacts with referral sources and price of services. We believe that our specialization in pediatric home health care, as well as our coordinated care approach to home health care services, broadens our appeal to local health care professionals and to managed care organizations. We believe executing the following strategies will allow us to be the provider of choice in the markets we serve.

Focus on Pediatric Services.    Pediatric health care services generally are recognized as a distinct specialty within the health care industry. We have significant experience and expertise in children’s health care, particularly with respect to medically fragile and chronically ill infants and children who are dependent on sophisticated medical technology and nursing care. We believe that our pediatric focus and expertise differentiate us from other providers in that we are able to provide cost-effective outcomes that address a wide array of disease states and conditions. This capability appeals to state Medicaid programs focused on serving target populations as well as national managed care providers with diverse geographical needs. Demonstration of these synergies is the basis for the “pediatric premium” we attempt to negotiate into our pricing and future expansion of our care continuum from patient discharge through private duty nursing and PPEC services.

Provide High Quality, Cost-Effective Care.    We emphasize quality throughout our organization with respect to the provision of services, the hiring and training of clinical personnel, and the risk management practices that attempt to mitigate risk exposure. Moreover, we believe that our ability to coordinate and deliver a wide range of services within our core competencies in a non-institutional setting and our experience and expertise in caring for medically fragile and chronically ill infants and children, result in superior and cost-effective medical outcomes as demonstrated through our quality assurance and compliance programs.

Add Complementary Products and Services in Existing Markets.    In a majority of our markets, we provide only one or two of our three core service and product offerings. We seek to add complementary core products and services in certain existing markets with favorable demographics, licensure requirements and reimbursement opportunities. We intend to expand in these markets through either development of new branch offices or selective acquisitions. We believe that this will enable us to achieve the degree of density necessary to leverage our capabilities and impact payors and referral sources to maximize our profit and growth potential. Based upon experience in markets where we have more than one of our core services and products, we believe that significant competitive advantages can be realized, resulting in expanded market share and improved overall operating margins in these markets.

Enter New Markets.    We seek to expand our services and products nationwide through a combination of both development and selective acquisitions. We will assess potential markets based on their demographics, Medicaid program reimbursement and managed care opportunities and pursue those with the greatest potential. We expect to expand into new markets in each of our business lines, adding complementary products and services where appropriate. We expect to augment our acquisition and development team to accelerate this expansion into new markets as well as in existing markets.

Increased Managed Care Penetration.    We continue to pursue a managed care marketing strategy which focuses on select markets with unfulfilled market share potential. Our regional managed care sales personnel work directly with branch office directors to increase local market share. Initiatives include:

•	identification of the dominant local market managed care companies and their provider networks,

•	coordination of marketing and contracting efforts,

•	development and expansion of relationships with key referral sources,

•	evaluation and qualification of patient intakes,

•	development of clinical outcome reporting to satisfy contractual obligations and demonstrate cost savings to the payor, and

•	effective coordination with local market Medicaid programs.

Products, Services and Operations

Products and Services

We provide a broad range of health care services and products principally for children and, to a lesser extent, young adults and geriatric patients. We define pediatric as age eighteen and younger with the remainder defined as adult. The following table summarizes both products and services based upon estimated percentages of net billings of each major category for the periods indicated.

All periods include reclassifications:

	Six Months Ended March 31,	Year Ended September 30,
	2004	2003	2002	2001
	% Total	% Total	% Total	% Total
Pediatric Home Health Care
Nursing and PPEC	39.8%	43.1%	45.3%	46.7%
Pharmacy	29.8%	25.7%	23.5%	22.5%
Respiratory Therapy Equipment and Services	8.0%	8.4%	9.1%	9.2%

Total Pediatric Home Health Care	77.6%	77.2%	77.9%	78.4%

Adult Home Health Care
Nursing	4.6%	5.0%	5.8%	6.1%
Pharmacy	9.0%	8.1%	6.5%	6.2%
Respiratory Therapy Equipment and Services	8.8%	9.7%	9.8%	9.3%

Total Adult Home Health Care	22.4%	22.8%	22.1%	21.6%

Total	100.0%	100.0%	100.0%	100.0%

Pediatric Health Care Services

Pediatric Nursing Services.    Our pediatric nursing services consist primarily of private duty home nursing care for pediatric patients with illnesses and conditions such as bronchopulmonary dysplasia, digestive and absorptive diseases, congenital heart defects and other cardiovascular disorders, cancer, cerebral palsy, cystic fibrosis, obstructive and restrictive pulmonary disease (e.g., bronchitis and asthma), endocrinology disorders, hemophilia, orthopedic conditions and post surgical needs. Pediatric home nursing care typically begins upon the patient’s discharge from the hospital. Under a prescription or care plan developed by the patient’s physician, our nurses and therapists monitor the condition of the child, administer medications and treatment regimens, provide enteral and other forms of tube feeding, monitor and maintain ventilators, oxygen and other home medical equipment, monitor and administer pain management, provide daily care, including baths, hygiene and skin care, conduct physical, occupational and other forms of prescribed therapy, and coordinate other forms of medical care necessary for the child.

Home nursing care is often provided up to 24 hours per day for extended periods of time. We estimate that our pediatric patients require private duty nursing care for an average of eight months with length of daily care averaging approximately ten hours. Our nurses emphasize education of the caregivers of the child to maximize the independence of the child and the family. Through this educational process, the length of daily private duty care can be modified as the child’s condition improves or stabilizes and the parents or caregivers assume a more active role in the care of the child. Depending on the condition of the child and the orders of the attending physician, we may continue to provide nursing visits, respiratory therapy and other medical equipment services and pharmaceutical services after we discontinue private duty nursing care.

We have approximately 3,500 registered or licensed pediatric nurses on our active nursing registries. Due to the special needs and acuity of care of pediatric patients generally, we require that our nurses have training with pediatric patients. Most of our nurses have expanded pediatric experience, such as NICU, PICU or equivalent experience. We currently have more than 60 home nursing care branch offices.

Prior to the discharge of a medically fragile child from the hospital, referral sources generally make arrangements for nursing services before making arrangements for other health care services such as equipment or infusion. Consequently, a high quality and well-trained nursing service can help market our other pediatric product lines and services based on patient needs.

Prescribed Pediatric Extended Care.    Our PPEC centers provide, among other services, daily medical care and physical, occupational and other forms of therapy for medically fragile and chronically ill children. The children receive nursing supervision and/or physical, occupational and other therapies in a setting that allows for socialization and education of the children. The children generally spend between 20 to 40 hours per week at the center according to their individual plan of treatment. We currently operate nine PPEC centers in Florida, Georgia and North Carolina.

Specialty Pharmacy and Infusion Therapy Services.    We provide pharmaceutical products and services for our patients in the home or physician’s office. Pharmacy services include clinical drug management, patient counseling, compliance monitoring, side effect management, educational information and reimbursement services for complex drug regimens. Specialty pharmacy provides self-injectable biotech medications for chronic diseases while infusion therapy involves the intravenous administration of nutrients, antibiotics and other medications. The number of therapies that can be administered safely in the home has increased significantly in recent years because of technological innovations in infusion equipment and advances in drug therapy. Consequently, a broad range of drug therapies are now considered safe and effective for treatment in the home. These in-home therapies reduce the need for emergency room visits, decrease the number of days patients stay in the hospital and are generally preferred by patients, their families and caregivers, as well as referring physicians and payors. We currently have nine pharmacies.

We provide a range of pharmacy and infusion therapies, including hemophilia therapy, antibiotic and other anti-infective therapies, total parenteral nutrition therapy, pain management therapy, growth hormone therapy, immunomodular therapy and chemotherapy. We also provide specialty infusion therapies intended to meet the needs of patients with a variety of serious infections such as osteomyelitis, bacterial endocarditis, cellulitis, septic arthritis, wound infections, recurrent infections associated with the kidney and urinary tract, and AIDS. In addition, we provide drug therapies to terminally or chronically ill patients suffering from acute or chronic pain, patients with impaired or altered digestive tracts due to gastrointestinal illness, patients suffering from various types of cancer, patients requiring treatment for congestive heart failure and patients with chronic conditions such as hemophilia, cystic fibrosis, juvenile rheumatoid arthritis, multiple sclerosis, and endocrinology disorders. Our specialty infusion therapy services are provided by our staff of licensed pharmacists and administered by our nursing staff. We currently support the home infusion therapy market through our pharmacy locations.

We also operate a mail order medication service that provides physician prescribed unit dose medications to respiratory therapy patients. We offer our patients medication in a premixed unit dose form as well as professional clinical support and claims processing. We employ licensed pharmacists to assist with our unit dose medication services business.

Pediatric Respiratory Therapy and Home Medical Equipment and Services.    We provide respiratory therapy equipment services to pediatric patients in the home. The services include: (i) the rental, sale, delivery and setup in accordance with physician prescriptions of equipment, such as ventilators, oxygen concentrators, liquid oxygen systems, high pressure oxygen cylinders, apnea monitors and nebulizers, (ii) periodic evaluation and maintenance of the equipment, and (iii) delivery and setup of disposable supplies necessary for the operation of the equipment. Our branch offices provide rental of home medical equipment as well as mail order programs for the provision of a broad range of home health care supplies. We provide these services to patients with a variety of conditions, including obstructive and restrictive pulmonary diseases, neurologically related respiratory problems, cystic fibrosis, congenital heart defects and cancer. We utilize skilled registered respiratory therapists, certified respiratory therapy technicians, and other qualified health professionals to provide these services. We also provide training to patients and their families in equipment use and service through emergency on-call technicians. In addition, we provide rental, sale and service of home medical equipment and respiratory therapy services to adult and pediatric patients with a focus on high-tech products including ventilators, oxygen concentrators, liquid oxygen systems, continuous positive airway pressure devices, bi-level respiratory assist devices, and oximetry and apnea monitors. These services are provided to patients upon their discharge from the hospital as well as after our nursing services are no longer required. We currently have more than 30 branch offices that provide respiratory therapy and home medical equipment.

Young Adult and Geriatric Health Care Services

We generally offer young adult patients health care equipment and pharmacy services similar to those provided to pediatric patients. Our young adult patients are generally being treated for disorders such as muscular dystrophy, cystic fibrosis, hemophilia, cardiovascular disorders and cancer, as well as serious disabilities from accidents and other forms of trauma involving spinal cord or other injuries. Few of these patients require private duty nursing services. Frequently, our young adult patients receive home care as a continuation of a pediatric home care treatment regimen.

Our geriatric home care patients generally require the lowest acuity of care and have shorter periods of service and shorter periods of daily care than either our pediatric or young adult patients. Few of these patients receive private duty nursing services. Most of these patients receive maintenance care for end-of-life conditions such as emphysema or other pulmonary disorders, cardiac diseases and renal diseases. Services are provided during short home visits by respiratory therapists or technicians. Although some of our geriatric home care patients receive higher acuity intervention care, these services are more likely to be provided in an institutional setting.

Operations

Recruiting, Training and Retention of Professional Staff

Our pediatric services are generally provided by skilled pediatric nurses and skilled respiratory therapists. Nurses typically have pediatric, NICU, PICU or equivalent experience, a nursing license and current CPR certification. Each nurse must pass a written pediatric competency and medication exam and provide employment references. Therapists generally have a minimum of one year prior experience and current CPR certification, and must provide employment references as well. Under our pediatric nursing training program, nurses are required to attend an orientation program where they are trained in aspects of home health care, such as equipment use, that differ from institutionally provided health care. If qualified, nurses receive additional training in the use of ventilators and other home respiratory equipment. We require our nurses to attend continuing education sessions on safety and techniques in home health care. Further, to assist in the retention of qualified personnel, we offer our nurses periodic continuing education courses and professional seminars on various topics in home health care. As of May 21, 2004, we had approximately 3,700 licensed or credentialed nurses, therapists, and pharmacists on our staff and active registries.

To provide a qualified, reliable nursing and therapy services staff, we continuously recruit registered nurses, licensed practical nurses, respiratory therapists, licensed pharmacists, home health aides and technical specialists, and offer training and other programs to encourage retention of these professionals. We recruit primarily through internet websites, advertising, employment fairs, direct mail and employee referral programs that use rewards and other benefit programs to encourage new employee referrals by existing employees. The health care industry in total and the home health industry more acutely, have been experiencing difficulties in recruiting qualified nurses due primarily to career shortages and lack of enrollment in nurse training programs. As a result, we have two corporate nurse recruiting specialists on staff that provide support services to the local nurse recruiters’ efforts to maximize their effectiveness. Furthermore, current indications suggest that the supply of licensed qualified nurses will continue to decline in the foreseeable future.

Quality Assurance

We have an established quality assurance program for the implementation and monitoring of service standards. Our quality assurance program includes audits, surveys, assessments and evaluations as well as other measures designed to ensure compliance with the documentation and operating procedures required by federal, state and local law, as well as our internal standards. Our Compliance Officer oversees the results of these quality assurance audits and implements changes where necessary.

We and all of our branch offices are fully accredited by the Community Health Accreditation Program, or CHAP. CHAP is a national leader in the accreditation of community-based organizations, has a keen understanding of the home health industry and is a recognized accreditation body by payors. CHAP offers “real world” based survey processes, standards, and expectations. CHAP is an independent subsidiary of the National League for Nursing.

Case Administration

Prior to providing services to a patient, we coordinate with the patient’s physicians, third-party payors, case managers and other referral sources. To provide better quality services, we have developed and implemented case management and clinical coordination functions.

Case Management.    We employ case managers to ensure the cost-effective delivery of care to many of our highest acuity patients. We assign a case manager to review the patient’s insurance status to determine coverage and relevant reimbursement criteria. The case manager contacts the relevant third-party payors to negotiate the services that will be covered and the applicable rates. The case manager then communicates with our billing and collection department to assist in accurate billing. The case manager also assists in resolving disputes that may arise between us and third-party payors.

Clinical Coordination.    We assign a clinical coordinator to higher acuity patients, typically before the patient is discharged from the hospital. The clinical coordinator works with the physician, case manager or other referral source to arrange all home health care services needed by the patient.

Sales and Marketing

We obtain patient referrals primarily from case managers, neonatologists, pediatricians, pulmonologists, internists and other physicians, hospital discharge planners, community-based health care institutions and social service agencies. We market our services to these referral sources through our managed care marketing personnel, sales and marketing personnel, branch office personnel and various media formats. The branch office directors coordinate the various sales and marketing activities at the branch office level. Branch office directors generally have a clinical background as registered nurses and/or therapists and, as such, they are able to describe and promote our services to referral sources. The branch office directors attempt to cultivate relationships with their local referral sources through quality service, personal contacts and education about the appropriate role and benefits of our services in the treatment of patients. We also promote referrals by seeking to arrange preferred provider contracts with managed care companies. We have established preferred provider arrangements that are both national and regional in scope. The contracts typically designate us as a preferred provider of certain services in select areas but do not establish an exclusive relationship. The preferred provider contracts typically set forth a range of services that we may provide and the applicable rates for such services. The contracts also specify required billing and claims procedures, record maintenance policies and other requirements. We have not entered into any contracts with health maintenance organizations or other third-party payors that require services to be rendered on a risk sharing or capitated basis. We believe that CHAP accreditation of our branch offices is an important factor in our sales and marketing efforts. We also believe that our focus on pediatric health care services, combined with management’s experience in rendering these services, provides us with a significant sales and marketing advantage.

We continue to pursue a managed care marketing strategy which focuses on select key markets with unfulfilled market share potential. Our regional managed care sales personnel work directly with branch office directors to increase local market share. Initiatives include:

•	identification of the dominant local market managed care companies and their provider networks,

•	coordination of marketing and contracting efforts,

•	development and expansion of relationships with key referral sources,

•	evaluation and qualification of patient intakes,

•	development of clinical outcome reporting to satisfy contractual obligations and demonstrate cost savings to the payor, and

•	effective coordination with local market Medicaid programs.

Billing and Collection

We derive substantially all of our net revenue from commercial third-party and selected private payors, Medicaid and Medicare. The current reimbursement environment is complex, involving multiple payors with differing coverage and reimbursement policies. Management of accounts receivable, through effective billing, collection and reimbursement procedures, is critical to the financial success of health care service providers due to lengthy reimbursement periods. Any significant delay in reimbursement could have a material adverse effect on our financial condition. Our corporate reimbursement specialists work closely with the branch offices and the payors. Each specialist is responsible for ensuring the adequacy of the documentation, submitting the documentation and claims to third-party payors and expediting payment.

Branch Office Network

We currently provide our health care services through a network of over 120 branch offices, including satellite offices and new branch offices, located in 22 states. We seek to address local market needs through our branch office network. Each branch office conducts local marketing efforts, recruits personnel and coordinates patient care. We believe that the business of providing health care services is local in nature and is most effective if each branch office is proactive and/or reactive to and meets the needs of the local community. While allowing our branch office managers sufficient autonomy to address local needs, we provide our branch office managers support and direction from the Corporate office, including training, comprehensive policies and procedures and standardized operating systems. In addition, our local market staff routinely collaborates with the appropriate community and regulatory authorities on behalf of us and our patients.

Corporate Compliance Program

Our corporate compliance program continues to focus its efforts in the areas of fraud and abuse, auditing and monitoring of regulatory compliance, training of our employees and providing support and guidance for employees as they strive to comply with the rules, regulations and policies governing or applying to us and our operations. The Compliance Officer reports directly to our Board of Directors. The Compliance Department has conducted audits in the areas of billing, payroll, and medical documentation at selected field locations throughout our company. Additionally, the Compliance Officer has restructured the enrollment and provider number verification process. The Compliance Department has been active in establishing several training programs relating to proper documentation, and has provided in-service training regarding corporate compliance to substantially all employees. The Compliance Department has also been instrumental in the development and implementation of our compliance efforts at the field level. In addition, we have established a toll-free Compliance Hotline to assist in our commitment to ethical conduct throughout our company. The telephone number is (800) 408-4442. All employees, vendors, contractors and agents are encouraged to use this confidential means of communication to report any compliance issues.

Management Information Systems

Our business depends in part upon our ability to input, store, retrieve, process and manage billing and collection information for each patient. Our internally developed “Encore” system provides substantially all of our locations with immediate access to patient, contract, and payor information and supports substantially all necessary billing, cash posting, and collection services. We continue to make improvements in billing functionality to comply with payor contract requirements. We plan to continue extending electronic billing and funds transfer capabilities to more payors. We continue to invest in upgrades to our technical infrastructure to maximize information system reliability, data integrity and disaster recoverability. There can be no assurance that our information systems will continue to perform as expected, or that further development will not be required. Failure of our management information systems to perform as expected could have a material adverse effect on our business, financial condition and results of operations.

Laws and Regulations

General.    Our business is subject to extensive and frequently changing state and federal regulation. State laws regulate several aspects of our business, including home health, durable medical equipment, oxygen services, and home infusion therapy services (including certificates of need and licensure requirements in certain states) and dispensing, distributing and compounding of prescription products. We also are subject to certain state laws prohibiting the payment of remuneration for patient or business referrals and the provision of services where a financial relationship exists between a referring physician and the entity providing the service. Federal laws governing our activities include regulation of pharmacy operations and regulation under the Medicare and Medicaid programs relating to, among other things, certification of home health agencies and reimbursement. Federal fraud and abuse laws prohibit or restrict, among other things, the payment of remuneration to parties in a position to influence or cause the referral of patients or business, as well as the filing of false claims.

Changes in or new interpretations of these laws could have an adverse effect on our methods and costs of doing business. Further, failure by us to comply with such laws could adversely affect our ability to continue to provide, or receive reimbursement for, our equipment and services, and also could subject us and our officers and employees to civil and criminal penalties. There can be no assurance that we will not encounter regulatory impediments that could adversely affect our ability to open new branch offices or to expand the services currently provided at our existing branch offices.

Medicare and Medicaid Regulations.    As a provider of services to the Medicare and Medicaid programs, referred to in this section as the Programs, we are subject to federal and state laws and regulations governing reimbursement procedure and practices. These laws include the Medicare and Medicaid fraud and abuse statutes and regulations, which prohibit the payment or receipt of any form of remuneration in return for referring business or patients to providers for which payments are made by a governmental health care program. Violation of these laws may result in civil and criminal penalties, including substantial fines, loss of the right to participate in the Programs and imprisonment. In addition, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, expanded the government’s fraud and abuse enforcement powers. HIPAA, among other provisions, expands the government’s authority to prosecute fraud and abuse beyond Medicare and Medicaid to all payors; makes exclusion from the Medicare and Medicaid programs mandatory for a minimum of five years for any felony conviction relating to fraud; requires that organizations contracting with another organization or individual take steps to be informed as to whether the organization or individual is excluded from Medicare and Medicaid participation; and enhances civil penalties by increasing the amount of fines permitted. These laws also include a prohibition on referrals contained in the Omnibus Budget Reconciliation Act of 1989, or Stark I, which prohibits referrals by physicians to clinical laboratories where the physician has a financial interest, and further prohibitions contained in the Omnibus Budget Reconciliation Act of 1993, or Stark II, which prohibits such referrals for a more extensive range of services, including home health and durable medical equipment. Various federal and state laws impose civil and criminal penalties against participants in the Programs who make false claims for payment for services or otherwise engage in false billing practices.

Many state laws prohibit the payment or receipt (or the offer of) anything of value in return for, or to induce, a referral for health care goods or services. In addition, there are several other statutes that, although they do not explicitly address payments for referrals, could be interpreted as prohibiting the practice. While similar in many respects to the federal laws, these state laws vary from state to state, are often vague and have sometimes been interpreted inconsistently by courts and regulatory agencies. Private insurers and various state enforcement agencies have also increased their scrutiny of health care providers’ practices and claims, particularly in the home health and home medical equipment sectors.

In recent years, enforcement of federal fraud and abuse laws, and regulatory scrutiny generally, have increasingly focused on the home health care industry. For example, the government has implemented Operation Restore Trust, a federal investigatory initiative focused on home health, home medical equipment and skilled nursing facility providers. It also has implemented “wedge” audits, which involve a review of a small sample of patient records to identify non-compliance and project an error rate for all claims in a discrete period. Periodic and random audits by intermediaries or by state Medicaid agencies may result in delays in receipt or adjustments to the amounts of reimbursement received under the Medicare, Medicaid or Medicaid Waiver Programs.

There can be no assurance that we will not become the subject of a regulatory or other investigation or proceeding or that our interpretations of applicable health care laws and regulations will not be challenged. The defense of any such challenge could result in substantial cost to us, diversion of management’s time and attention, and could have a material adverse effect on our company.

Medicare Prescription Drug, Improvement, and Modernization Act of 2003.    The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Act, passed by Congress in November 2003 and signed into law in December 2003, represents an important change to Medicare. While the more immediately visible changes mandated by the Act relate to extension of the Medicare benefit to prescription drug coverage, other aspects may impact the operations and profitability of health care providers, including us. Among other things, the Act mandates a phased-in competitive bidding process for Medicare procurement of certain durable medical equipment, or DME, commencing in the ten largest Metropolitan Statistical Areas, or MSAs in 2007, followed by the next eighty largest MSAs in 2009. Moreover, the Secretary of the Department of Health & Human Services, or the Secretary, has the authority to apply competitive bidding nationally for the highest cost, highest volume items and services and those items and services that the Secretary determines to have the “largest savings potential.” There will also be at least a five year freeze in the Consumer Price Index update for reimbursement rates for DME where competitive bidding prices are not applicable. In addition, commencing in 2005, reimbursement for certain items and services (e.g., oxygen and oxygen equipment) that are not subject to competitive bidding will be capped at the 2002 rate or the “Median Federal Employee Health Benefit Plan Price” established in 2002, whichever is lower.

Historically, Medicare reimbursement for covered drugs has been limited to 95% of the published average wholesale price, or AWP, for the drug. The Act establishes new payment limits and procedures for drugs reimbursed under Medicare Part B. Payments for inhalation drugs furnished during 2004 declined to 80% of the AWP in effect as of April 1, 2003, a reduction of approximately 15%. If these provisions of the Act are fully implemented, beginning in 2005, inhalation drugs furnished to Medicare beneficiaries would be reimbursed at 106% of the volume-weighted average selling price, or ASP, of the drug, as determined from data to be provided by drug manufacturers under a specific formula described in the legislative text. While the net payment amounts for inhalation drugs under the ASP methodology have not yet been determined, we believe that the ASP provision, if implemented, could result in payment amounts in 2005 of up to 80% lower than 2004. We do not believe that the ASP provisions contained in the Act will adequately compensate home care providers for inhalation drug therapies and, if implemented, would completely eliminate the supply of these critical respiratory medications by home care providers. The General Accounting Office, or GAO, is directed under the Act to conduct a study to examine the adequacy of reimbursement for inhalation drug therapy under the Medicare program and submit the results of the study in a report to Congress no later than December 8, 2004. We cannot predict the outcome of the GAO study or its potential impact on the implementation of the ASP provisions in 2005.

Hemophilia products were excluded from certain rate reductions for 2004, but it is not clear as to the impact of the Act, if any, on hemophilia product reimbursement in 2005 and 2006. Regulations implementing the Act have not been finalized at this time. We expect that these developments could ultimately reduce prices and margins on some of the products that we distribute which could have a material adverse effect on our business, financial conditions and results of operations.

A number of other pilots and demonstrations are mandated by the Act, signaling the likelihood of continued re-design of certain aspects of the Medicare program. Within the pharmacy segment, we are assessing the impact of these proposed changes to our unit dose respiratory products to determine the viability of its long term profitability. In addition, we are analyzing the impact of these reimbursement changes to our RTES segment and plans to address the proposed reductions by reducing costs, growing revenue through our managed care marketing strategies and looking for additional ways to improve productivity. While the full impact of the 2003 reforms of Medicare on us cannot yet be determined, particularly since implementing regulations have not yet been promulgated, these and other changes may have a material adverse effect on our operations and financial results. There can be no assurance that we will not face increased margin pressures from reimbursement changes.

Regulation of Certain Transactions.    The Social Security Act, as amended by HIPAA, provides for the mandatory exclusion of providers and related persons from participation in the Programs if the individual or entity has been convicted of a criminal offense related to the delivery of an item or service under the Programs or relating to neglect or abuse of patients. Further, individuals or entities may be, but are not required to be, excluded from the Programs in circumstances including, but not limited to, convictions relating to fraud; obstruction of an investigation of a controlled substance; license revocation or suspension; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; or ownership or control by an individual who has been excluded from the Programs, against whom a civil monetary penalty related to the Programs has been assessed, or who has been convicted of a crime described in this section. The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay, or pay any kickback, bribe, or rebate in return for referring a patient for any item or service, or in return for purchasing, leasing or ordering any good, service or item, for which payment may be made under the Programs. Other provisions in HIPAA proscribe false statements in billing and in meeting reporting requirements and in representations made with respect to the conditions or operations of providers. A violation of the illegal remuneration statute is a felony and may result in the imposition of criminal penalties, including imprisonment for up to five years and/or a fine of up to $25,000. Further, a civil action to exclude a provider from the Programs could occur. There are also other civil and criminal statutes applicable to the industry, such as those governing false billings and the new health care/services offenses contained in HIPAA, including health care/services fraud, theft or embezzlement, false statements and obstruction of criminal investigation of offenses. Criminal sanctions for these new health care criminal offenses can be severe. Sanctions for a fraud offense, for example, include imprisonment for up to 20 years.

Legal Compliance.    We maintain a compliance program designed to minimize the likelihood that we would engage in conduct or enter into contracts in violation of the fraud and abuse laws. Contracts of the types subject to these laws are reviewed and approved by the managed care and/or legal departments. We also maintain various educational programs designed to keep our managers updated and informed on developments with respect to the fraud and abuse laws and to remind all employees of our policy of strict compliance in this area. We have established a toll-free Compliance Hotline to assist in our commitment to ethical conduct throughout our company. While we believe our operations comply with applicable laws and regulations, we cannot provide any assurance that further administrative or judicial interpretations of existing laws or legislative enactment of new laws will not have a material adverse effect on our business.

Medicare Certification.    Federal regulations governing the Medicare program are also applicable to our company. Regulations for Medicare reimbursement include an annual review of health care operations and personnel and provide criteria for coverage and reimbursement. We are Medicare certified to provide nursing services in 13 states, as required.

Permits and Licensure.    Many states require licensure of companies providing pharmacy services, home health care services, home infusion therapy products and services and other products and services of the type offered by our company. We currently are certified as a home health agency in 13 states, a home care agency in 12 states and a pharmacy in seven states. We also provide unit dose medications by mail order to various states.

We have obtained licenses for our mail order services from such states and are in the process of obtaining licenses in other states for future expansion.

Certificates of Need.    A number of states require companies providing home health care services, home infusion therapy and other services of the type offered by us to have a certificate of need issued by the state’s health planning agency. Certificates of need are often difficult to obtain and in many instances are not obtainable at all (because an area is determined to be adequately served by existing providers or for other reasons). If we commence operations in a state, or expand our operations in a state where we are currently operating, and those operations require a certificate of need, we will be required to obtain such certificates of need with respect to those operations. We currently have certificates of need in five states. There can be no assurance that we will be able to obtain other required certificates of need, and, if so required, we will incur expenses in connection with attempting to obtain such certificates of need.

HIPAA.    HIPAA’s Administrative Simplification rules mandate that all health care providers, payors and clearinghouses, standardize the use, storage and transfer of electronically transmitted personally identifiable health care information. These rules also give patients greater access to their own medical information and more control over how their information is used. HIPAA requires that covered entities adopt detailed procedures for protecting the privacy and security of electronically transmitted health care information, including employee training, written notices of privacy practices, written authorizations and sanctions for non-compliance. Subject to certain exceptions, the HIPAA regulations give health care providers a period of 26 months from the effective date of the final rules to achieve compliance with the rules’ requirements.

HIPAA’s standard transaction and code set rules mandate that covered entities, including us, transmit claims and certain related health care information in standardized formats and data sets. Compliance was required on October 16, 2003, but many payors, including most state Medicaid agencies, were not in compliance by that date. Most Medicaid agencies are running dual systems to accommodate HIPAA compliant transactions as well as non-compliant transactions. Some states, however, are running only HIPAA compliant systems and other states are not yet HIPAA compliant. There is uncertainty as to when those states using dual systems will discontinue their non-HIPAA compliant systems. These uncertainties surrounding claims processing as a result of HIPAA’s standard transaction and code set rules, which uncertainties are outside of our control, could result in delayed reimbursement by some payors, including Medicaid agencies, and could have a material adverse effect on our financial position.

The full effect of HIPAA’s Administrative Simplification Rules is not yet known, in part because compliance with the security rules is not mandated until April 2005, and also because further amendment of the regulations is likely. We have formed a committee to coordinate the implementation of the HIPAA regulations, have appointed a privacy officer and a security officer, and have established a timeline for full implementation of the guidelines by the mandated compliance deadlines. Nevertheless, there can be no assurance that these and other changes will not materially and adversely affect our business and financial condition.

Employees

As of May 21, 2004, our health care and related services operations employed, or had on registry, approximately 3,700 licensed or credentialed nurses, therapists and pharmacists, and approximately 1,100 full-time employees and 260 part-time employees. We believe that our relationship with our employees is good.

Properties

Our principal executive offices are located in Norcross, Georgia and consist of approximately 60,000 square feet of office space. The lease term on the facility expires in 2008. Our health care operations include over 120 branch offices, including satellite offices and new branch offices, located in 22 states. Branch offices typically are located in office parks or complexes and average approximately 2,500 square feet. Generally, each health care facility is a combination warehouse and office. Lease terms on branch offices are generally three years or less. Lease terms on PPEC centers tend to be for seven to ten years to fully amortize required improvements. We believe that our current facilities are suitable for and adequate to support the level of our present operations.

Legal Proceedings

We are party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, we believe that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

Available Information

Our principal executive offices are located at 310 Technology Parkway, Norcross, Georgia 30092-2929. The telephone number at that address is (770) 441-1580.

A copy of our Annual Report on Form 10-K for fiscal year ended September 30, 2003, as well as our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports are available free of charge, on the Internet at our website www.psakids.com as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on the website and should not be considered part of this prospectus. Our reports are also available free of charge by mail upon written request to our Secretary at the address listed above.

In addition, we have posted the charters for our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, as well as our Code of Ethics and Business Conduct, on our website. We will provide a copy of these documents upon request.

MANAGEMENT

The following table shows information about our executive officers and directors as of March 31, 2004:

Executive Officers and Directors

Name	Age	Position(s)
Joseph D. Sansone	60	President and Chief Executive Officer and Director

James M. McNeill	45	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Michael E. Axelrod	46	Director

David Crane	47	Director

Michael J. Finn	54	Director

Susan J. Kelley	50	Director

Robert P. Pinkas	50	Director

Edward K. Wissing	66	Chairman of the Board of Directors

Joseph D. Sansone has been a member of the Board of Directors, President and Chief Executive Officer of our company since our formation in 1989. From 1987 until our formation, Mr. Sansone was President of Ambulatory Services of America, Inc., or ASA, a wholly-owned subsidiary of Charter Medical, our former parent. Prior to joining Charter Medical, Mr. Sansone was employed by American Medical International, Inc., or AMI, from 1968 to 1987. From 1985 to 1987, Mr. Sansone also served as Vice President of AMI Home Health Equipment Centers, a division of AMI specializing in durable medical equipment sales and rentals.

James M. McNeill joined our company in 1996. Mr. McNeill has been our Senior Vice President, Chief Financial Officer, Secretary and Treasurer since April 1999. Mr. McNeill also served as our Chief Accounting Officer from July 1997 to April 1999. Prior to joining our company, Mr. McNeill was employed in a senior financial management position with Golden Peanut Co., an agribusiness company, from 1991 to 1995. In addition, Mr. McNeill has worked in a variety of financial analysis and reporting positions with General Electric Company, Harris Corporation and Scientific-Atlanta Corporation.

Michael E. Axelrod has served as a director of our company since 2001. Mr. Axelrod is currently President of The Axelrod Group, LLC a business consulting firm. Until January 31, 2004, he was a shareholder in the law firm of Cohen Pollock Merlin Axelrod & Small, P.C. Mr. Axelrod joined the firm in 1982 and became a shareholder in 1986. His practice concentrated on business law and transactions, with an emphasis on the health care industry and venture capital. Mr. Axelrod currently serves as Past Chairman of the Board of Prevent Child Abuse America, Inc., a non-profit corporation whose mission is to prevent the abuse and neglect of America’s children, having served as Chairman of the Board from November 2001 through October 2003. In addition, he recently concluded service on the Board of Directors of Prevent Child Abuse Georgia, Inc. Mr. Axelrod is the Chairman of the Nominating/Corporate Governance Committee and a member of the Audit Committee of our Board of Directors.

David Crane became a Director of our company in 2003. Mr. Crane is co-founder and former President and Chief Executive Officer of MedCath, Inc., serving in such capacity from 2000 to 2003. MedCath is a health care provider primarily focused on the development and operation of physician-owned heart hospitals throughout the United States. Mr. Crane also served as a director of MedCath and, from 1989 to 1999, as its Chief Operating Officer. Prior to his tenure at MedCath, Mr. Crane served from 1985 to 1989 as Chief Operating Officer of MediVision, Inc., a privately held company that developed and managed ophthalmic ambulatory surgery centers and physician practices nationally. Mr. Crane is a member of the Audit and Compensation Committees of our Board of Directors.

Michael J. Finn has served as a director of our company since 1989. Mr. Finn has been a General Partner of Brantley Venture Partners, L.P., a venture capital firm based in Cleveland, Ohio, since May 1995. Mr. Finn served from 1987 until May 1995 as Vice President-Venture Capital and Emerging Growth for Sears Investment Management Co., and during his tenure presided over the Venture Capital Group for the firm. Previously, Mr. Finn was Deputy Director of the Bureau of Investments, Michigan Department of Treasury. In this capacity, Mr. Finn presided over the Department’s Venture Capital Group. Mr. Finn also serves as a director of The Holland Group and Healthcare Solutions, Inc. Mr. Finn serves as the Chairman of the Audit Committee and a member of the Compensation Committee of our Board of Directors.

Susan J. Kelley, RN, PhD became a director in 2003. Since 1999, Dr. Kelley has been Dean of the College of Health and Human Sciences at Georgia State University and also served as Acting Dean (1998-1999), Associate Dean (1997-1998) and Director of Research (1996-1997) of the College. She has been serving as a Professor at the University’s School of Nursing since 1994. In addition, Dr. Kelley serves as Director of Project Healthy Grandparents and the National Center on Grandparents Raising Grandchildren. She serves on the boards of St. Joseph’s Mercy Care and the Georgia Professional Society on the Abuse of Children. Dr. Kelley is a past member of the board of directors of Prevent Child Abuse Georgia. She is a fellow in the American Academy of Nursing and a member of the American Nurses’ Association, Sigma Theta Tau, the National Honor Society of Nursing, and the American Professional Society on the Abuse of Children. Dr. Kelley is a member of the Nominating/Corporate Governance Committee of our Board of Directors.

Robert P. Pinkas has been a director of our company since 1989. Mr. Pinkas is the Managing General Partner of Brantley Partners, a private equity organization based in Cleveland, Ohio, of which he was the founding partner in 1987. Mr. Pinkas has been a director, officer and investor in a variety of businesses since 1981, including Brantley Capital Corporation. He currently serves as Chairman of the Board of Waterlink, Inc. Mr. Pinkas is the Chairman of the Compensation Committee and a member of the Nominating/Corporate Governance Committee of our Board of Directors.

Edward K. Wissing is our current Chairman of the Board. Mr. Wissing has served on our Board of Directors since 2001. Mr. Wissing is a former CEO and director of American HomePatient, Inc., a national provider of home health care products and services. Prior to his employment with American HomePatient, Mr. Wissing held several senior executive positions in health care related firms, including Becton Dickinson, Sandoz/Rhone Poulenc and Glasrock HomeHealth. He currently serves on several other health care boards, including CareCentric, Inc., Psychiatric Solutions, Inc., and the Nashville Health Care Council. Mr. Wissing is a member of the Audit, Compensation and Nominating/Corporate Governance Committees of our Board of Directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth as of May 21, 2004 certain information concerning the ownership of our common stock by:

•	each person who is known to us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors, our chief executive officer and our other highly paid executive officer in fiscal 2003;

•	all directors and executive officers as a group; and

•	the selling stockholder.

The information presented below is based on information supplied by our officers and directors and Schedules 13D and 13G filed with the SEC. It assumes that the underwriters’ over-allotment option will not be exercised. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable community property laws. The business address of our officers and directors is in care of Pediatric Services of America, Inc., 310 Technology Parkway, Norcross, Georgia 30092-2929.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes all shares over which the subject individual has or shares voting or investment power. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are treated as outstanding for the purpose of computing the percentage ownership of the subject individual. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

As of May 21, 2004, there were 6,960,187 shares of our common stock outstanding.

	Beneficial Ownership Prior to this Offering			Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares Being Offered	Number of Shares	Percentage
David Nierenberg (1)	783,430	11.3%	—	783,430	8.3%

Joseph D. Sansone (2) Director, President and Chief Executive Officer	346,505	4.8%	50,000	296,505	3.6%

James M. McNeill (3) Senior Vice President, Chief Financial Officer, Secretary and Treasurer	52,500	*	—	52,500	*

Michael E. Axelrod (4) Director	24,500	*	—	24,500	*

David Crane Director	—	*	—	—	*

Michael J. Finn (5) Director	51,700	*	—	51,700	*

Susan J. Kelley (6) Director	88	*	—	88	*

Robert P. Pinkas (7) Director	179,680	2.6%	—	179,680	1.9%

Edward K. Wissing (8) Chairman of the Board	50,625	*	—	50,625	*

All executive officers and directors as a group (8 persons) (9)	705,598	9.6%	50,000	655,598	6.7%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	David Nierenberg is President of Nierenberg Investment Management Company, the General Partner of The D3 Family Fund, L.P. As of April 5, 2004, the Fund has sole voting and dispositive power over 525,765 shares of our common stock. In addition, The D3 Family Retirement Fund, L.P. has sole voting and dispositive power over 168,824 shares of our common stock. The D3 Children’s Fund L.P. has sole voting and dispositive power over 43,507 shares of our common stock. The address of each Fund is 19605 North East 8th Street, Camas, Washington 98607. In addition, Mr. Nierenberg indirectly controls disposition of 45,334 shares of our common stock owned by The D3 Offshore Fund, L.P.
(2)	Consists of options to purchase 193,509 shares of our common stock, 150,747 shares of our common stock held directly and 2,249 shares of our common stock held indirectly through Mr. Sansone’s spouse.
(3)	Consists of options to purchase 52,500 shares of our common stock.
(4)	Consists of options to purchase 20,000 shares of our common stock and 4,500 shares of our common stock held jointly with spouse.
(5)	Consists of options to purchase 43,000 shares of our common stock and 8,700 shares of our common stock held directly.
(6)	All of the shares of our common stock are held jointly with spouse.
(7)	Consists of options to purchase 43,000 shares of our common stock, 76,680 shares of our common stock owned by Brantley Venture Management, L.P. of which Pinkas Family Partners is the general partner, and 60,000 shares of our common stock owned by Madaket Investments, LLC, of which Mr. Pinkas is a managing member.
(8)	Consists of options to purchase 45,000 shares of our common stock, 5,000 shares of our common stock held directly and 625 shares of our common stock held jointly with spouse.
(9)	Includes 397,009 shares issuable pursuant to options exercisable within 60 days of May 21, 2004.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement among us, the selling stockholder and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholder have severally agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Jefferies & Company, Inc
Needham & Company, Inc.
Avondale Partners, LLC

Total	2,550,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholder are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling stockholder, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus and to some dealers at that price less a concession not in excess of $                 per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $                 per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase from us, in whole or in part, up to 382,500 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus.

The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 382,500 additional shares.

	Without Exercise of Over-Allotment		With Exercise of Over-Allotment
	Company	Selling Stockholder	Company	Selling Stockholder
Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $400,000, which will be paid by us.

Needham & Company, Inc. has in the past provided, and may in the future provide, financial advisory services to us. For these services, we have paid them, or will pay them, customary compensation. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We and our executive officers and directors have agreed, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired, subject to limited exceptions, without the prior written consent of Jefferies & Company, Inc.

We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act of 1933, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

A “stabilizing bid” is a bid for or the purchase of shares by the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the underwriters to reclaim the selling concession from an underwriter or selling group member when shares sold by such underwriter or member are purchased by the underwriters in a syndicate covering transaction and, therefore, have not been effectively placed by such underwriter or member.

We have been advised by the underwriters that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia. Bass, Berry & Sims PLC, Nashville, Tennessee, is counsel to the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in this prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC, with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. While we believe summaries of documents referred to in this prospectus are materially complete, you should refer to the exhibits attached to or incorporated by reference in the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy all or any portion of the documents we file with the SEC at its Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. All SEC filings are also available at the office of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at The Nasdaq National Market, call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain of our publicly filed documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. The information in this prospectus supercedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC.

•	Our Annual Report on Form 10-K for the year ended September 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

•	Our description of our common stock included in Item 1 of the Registration Statement on Form 8-A (SEC File No. 0-23946), filed with the SEC on September 30, 1997.

We incorporate by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of the prospectus but prior to the termination of the offering of the securities covered by this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pediatric Services of America, Inc.

Investor Relations

310 Technology Parkway

Norcross, Georgia 30092-2929

Telephone: (770) 441-1580

                        , 2004

2,550,000 Shares

Pediatric Services of America, Inc.

Common Stock

PROSPECTUS

Jefferies & Company, Inc.

Needham & Company, Inc.

Avondale Partners